Exhibit 99.1



Alibaba Group Holding Limited

NYSE: BABA   HKEX: 9988 (HKD Counter) 89988 (RMB Counter)

Fiscal Year 2026 Interim Report

CONTENTS

Weighted Voting Rights

We have one class of Shares, and each holder of our Shares is entitled to one vote per Share. Pursuant to our Articles of Association, for so long as the Partnership Condition (as defined in our Articles of Association) is satisfied, the Alibaba Partnership has the exclusive right to nominate or, in limited situations, appoint, up to a simple majority of the members of our board of directors. These rights are categorized as a weighted voting rights structure, or WVR structure, under the Hong Kong Listing Rules. As a result, we are deemed as a company with a WVR structure.

Alibaba Partnership will remain in place for the life of the partnership unless our Articles of Association are amended to provide otherwise by a vote of shareholders representing at least 95% of shares that vote at a shareholders meeting. The nomination rights of the Alibaba Partnership will remain in place notwithstanding a change of control or merger of our company. For further details of the Alibaba Partnership, please see the section headed "Directors, Senior Management and Employees – Directors and Senior Management – Alibaba Partnership" in our fiscal year 2025 annual report.

Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular, the Alibaba Partnership limits the ability of our shareholders to nominate and elect directors, and the interests of the Alibaba Partnership may conflict with the interests of our shareholders. For further information about the risks associated with our WVR structure, please see the section headed "Risk Factors — Risks Related to Our Corporate Structure" in our fiscal year 2025 annual report. Prospective investors should make the decision to invest in us only after due and careful consideration.

Exchange Rate Information

This Interim Report contains translations of certain Renminbi ("**RMB**") amounts into U.S. dollars ("**US$**") and Hong Kong dollars ("**HK$**") for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.1190 to US$1.00, the exchange rate on September 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.91298 to HK$1.00, the middle rate on September 30, 2025 as published by the People's Bank of China. The percentages stated in this Interim Report are calculated based on the RMB amounts and there may be minor differences due to rounding.

Safe Harbor Statements

This Interim Report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "future," "aim," "estimate," "intend," "seek," "plan," "believe," "potential," "continue," "ongoing," "target," "guidance," "is/are likely to" and similar statements. In addition, statements that are not historical facts, including statements about Alibaba's strategies and business and operational plans, Alibaba's beliefs, expectations and guidance regarding the growth of its business, its operating and financial results, return on investments, strategic investments and dispositions and share repurchases, and the business outlook in this Interim Report, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Alibaba's ability to compete, innovate and maintain or grow its business; risks associated with sustained investments in Alibaba's businesses; risks related to strategic transactions; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including national trade, investment, protectionist or other policies and export control, economic or trade sanctions; changes to our shareholder return initiatives; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba's filings with the U.S. Securities and Exchange Commission and announcements on the website of The Stock Exchange of Hong Kong Limited. All information provided in this Interim Report is as of the date of this Interim Report and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

MANAGEMENT DISCUSSION AND ANALYSIS

Six Months Ended September Summary Financial Results

	Six months ended September 30,			
	2024	2025		YoY % Change
	RMB	RMB	US$	
	(in millions, except percentages and per share amounts)			
Revenue	479,739	495,447	69,595	3%
Income from operations	71,235	40,353	5,668	(43)%[2]
Operating margin	15%	8%		
Adjusted EBITDA[1]	98,488	62,991	8,848	(36)%[3]
Adjusted EBITDA margin[1]	21%	13%		
Adjusted EBITA[1]	85,596	47,917	6,731	(44)%[3]
Adjusted EBITA margin[1]	18%	10%		
Net income	67,569	62,994	8,849	(7)%[4]
Net income attributable to ordinary shareholders	68,143	64,106	9,005	(6)%[4]
Non-GAAP net income[1]	77,209	43,862	6,161	(43)%[3]
Diluted earnings per share[5]	3.50	3.34	0.47	(5)%[4][6]
Diluted earnings per ADS[5]	28.00	26.73	3.75	(5)%[4][6]
Non-GAAP diluted earnings per share[1][5]	3.94	2.39	0.34	(39)%[3][6]
Non-GAAP diluted earnings per ADS[1][5]	31.50	19.10	2.68	(39)%[3][6]

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(1) See the sections entitled "Non-GAAP Financial Measures" and "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" for more information about the non-GAAP measures referred to within this Interim Report.

(2) The year-over-year decrease was primarily due to the decrease in adjusted EBITA, partly offset by a one-time provision in the same period last year (See the section entitled "Six Months Ended September Other Financial Results" for more information).

(3) The year-over-year decreases were mainly attributable to the investment in quick commerce, user experiences, and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group, the improved operating results supported by continued growth in Cloud business, as well as enhanced operating efficiencies across various businesses.

(4) The year-over-year decreases were mainly attributable to the decrease in income from operations, partly offset by the mark-to-market changes from our equity investments, gain from the disposal of local consumer service business of Trendyol, and the decrease in both the impairment of our investments and net exchange loss, while net income attributable to ordinary shareholders and earnings per share/ADS would further take into account the net loss (income) attributable to noncontrolling interests and (accretion) reversal of accretion of mezzanine equity. We excluded non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items from our non-GAAP measurements.

(5) Each ADS represents eight ordinary shares.

(6) The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

Six Months Ended September Segment Results

Revenue for the six months ended September 30, 2025 was RMB495,447 million (US$69,595 million), an increase of 3% year-over-year compared to RMB479,739 million in the same period of 2024. Excluding revenue from the disposed businesses of Sun Art and Intime, revenue on a like-for-like basis would have grown by 12% year-over-year.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Six months ended September 30,			YoY % Change
	2024	**2025**		
	RMB	**RMB**	**US$**	
	(in millions, except percentages)			
Alibaba China E-commerce Group:				
E-commerce				
- Customer management	152,755	168,179	23,624	10%
- Direct sales, logistics and others[2]	50,233	53,331	7,492	6%
	202,988	221,510	31,116	9%
Quick commerce[3]	27,517	37,690	5,294	37%
China commerce wholesale	11,938	13,450	1,889	13%
Total Alibaba China E-commerce Group	242,443	272,650	38,299	12%
Alibaba International Digital Commerce Group:				
International commerce retail	49,309	56,463	7,931	15%
International commerce wholesale	11,656	13,077	1,837	12%
Total Alibaba International Digital Commerce Group	60,965	69,540	9,768	14%
Cloud Intelligence Group	56,159	73,222	10,285	30%
All others[4]	165,837	121,568	17,077	(27)%
Unallocated	888	1,096	154	
Inter-segment elimination	(46,553)	(42,629)	(5,988)	
Consolidated revenue	**479,739**	**495,447**	**69,595**	3%

(1) To advance our "user first" strategy and enhance user experience, during the quarter ended June 30, 2025, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Digital Media and Entertainment Group (rebranded to Hujing Digital Media and Entertainment Group) into "All others". The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2) Direct sales, logistics and others revenue under Alibaba China E-commerce Group primarily represents direct sales businesses of Tmall Supermarket, Tmall Global and other businesses, where revenue and cost of inventory are recorded on a gross basis within the business group, as well as revenue from logistics services and value-added services.

(3) Quick commerce revenue represents quick commerce business revenue, including revenue generated through "Taobao Instant Commerce" and the Ele.me app. Quick commerce revenue is net of subsidies that are contra revenue.

(4) All others include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Lingxi Games, DingTalk and other businesses. The majority of revenue within All others consists of direct sales, where revenue and cost of inventory are recorded on a gross basis, and revenue from logistics services. The decrease was primarily due to the revenue decrease as a result of the disposal of Sun Art and Intime businesses, as well as the decrease in revenue from Cainiao, partly offset by the increase in revenue from Freshippo, Alibaba Health and Amap.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated:

	Six months ended September 30,			
	2024	2025		YoY % Change[3]
	RMB	RMB	US$	
	(in millions, except percentages)			
Alibaba China E-commerce Group	93,080	48,886	6,867	(47)%
Alibaba International Digital Commerce Group	(6,611)	103	14	N/A
Cloud Intelligence Group	4,998	6,558	921	31%
All others	(2,910)	(4,785)	(672)	(64)%
Unallocated[2]	(2,142)	(1,640)	(230)	
Inter-segment elimination	(819)	(1,205)	(169)	
Consolidated adjusted EBITA	**85,596**	**47,917**	**6,731**	(44)%
Less: Non-cash share-based compensation expense	(7,775)	(6,076)	(854)	
Less: Amortization and impairment of intangible assets, and others	(3,441)	(1,488)	(209)	
Less: Provision for the shareholder class action lawsuits	(3,145)	–	–	
Income from operations	**71,235**	**40,353**	**5,668**	(43)%

(1) To advance our "user first" strategy and enhance user experience, during the quarter ended June 30, 2025, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Digital Media and Entertainment Group (rebranded to Hujing Digital Media and Entertainment Group) into "All others". The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2) Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(3) For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Alibaba China E-commerce Group

(i) Segment revenue

- ***E-commerce Business***

Revenue from our E-commerce business in the six months ended September 30, 2025 was RMB221,510 million (US$31,116 million), an increase of 9% compared to RMB202,988 million in the same period of 2024.

Customer management revenue increased by 10% year-over-year, primarily due to the improvement of take rate.

Direct sales, logistics and others revenue under E-commerce business in the six months ended September 30, 2025 was RMB53,331 million (US$7,492 million), an increase of 6% compared to RMB50,233 million in the same period of 2024, primarily driven by the increase in revenue from logistics services and value-added services, partly offset by the decrease in revenue from certain direct sales businesses.

- *Quick Commerce Business*

  Revenue from our Quick commerce business in the six months ended September 30, 2025 was RMB37,690 million (US$5,294 million), an increase of 37% compared to RMB27,517 million in the same period of 2024, mainly due to order growth as a result of the rollout of "Taobao Instant Commerce" at the end of April 2025.

- *China Commerce Wholesale Business*

  Revenue from our China commerce wholesale business in the six months ended September 30, 2025 was RMB13,450 million (US$1,889 million), an increase of 13% compared to RMB11,938 million in the same period of 2024, primarily due to an increase in revenue from value-added services provided to paying members.

(ii)   Segment adjusted EBITA

Alibaba China E-commerce Group adjusted EBITA decreased by 47% to RMB48,886 million (US$6,867 million) in the six months ended September 30, 2025, compared to RMB93,080 million in the same period of 2024, primarily due to the investment in quick commerce, user experiences, and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group.

Alibaba International Digital Commerce Group

(i)   Segment revenue

- *International Commerce Retail Business*

  Revenue from our International commerce retail business in the six months ended September 30, 2025 was RMB56,463 million (US$7,931 million), an increase of 15% compared to RMB49,309 million in the same period of 2024, primarily driven by the increase in revenue contributed by AliExpress and other international businesses. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC's revenue is affected by exchange rate fluctuations.

- *International Commerce Wholesale Business*

  Revenue from our International commerce wholesale business in the six months ended September 30, 2025 was RMB13,077 million (US$1,837 million), an increase of 12% compared to RMB11,656 million in the same period of 2024, primarily due to an increase in revenue generated by cross-border related value-added services.

(ii)   Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a profit of RMB103 million (US$14 million) in the six months ended September 30, 2025, compared to a loss of RMB6,611 million in the same period of 2024, primarily due to significant improvement in AliExpress' operating efficiency, and enhanced efficiency across various businesses.

Cloud Intelligence Group

(i)   Segment revenue

Revenue from Cloud Intelligence Group was RMB73,222 million (US$10,285 million) in the six months ended September 30, 2025, an increase of 30% compared to RMB56,159 million in the same period of 2024. Overall revenue excluding Alibaba-consolidated subsidiaries increased by 28% year-over-year, primarily driven by public cloud revenue growth, including the increasing adoption of AI-related products.

(ii)   Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 31% to RMB6,558 million (US$921 million) in the six months ended September 30, 2025, compared to RMB4,998 million in the same period of 2024, primarily due to revenue growth and improving operating efficiency, partly offset by the increasing investments in customer growth and technology innovation.

All Others

(i)   Segment revenue

Revenue from All others segment was RMB121,568 million (US$17,077 million) in the six months ended September 30, 2025, a decrease of 27% compared to RMB165,837 million in the same period of 2024, primarily due to the revenue decrease as a result of the disposal of Sun Art and Intime businesses, as well as the decrease in revenue from Cainiao, partly offset by the increase in revenue from Freshippo, Alibaba Health and Amap.

(ii)   Segment adjusted EBITA

Adjusted EBITA from All others segment in the six months ended September 30, 2025 was a loss of RMB4,785 million (US$672 million), compared to a loss of RMB2,910 million in the same period of 2024, primarily due to the increased investment in technology businesses, partly offset by the improved operating results of Freshippo, Hujing Digital Media and Entertainment Group and Alibaba Health.

Six Months Ended September Other Financial Results

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Six months ended September 30,					% of Revenue YoY change
	2024		2025			
	RMB	% of Revenue	RMB	US$	% of Revenue	
	(in millions, except percentages)					
Costs and expenses:						
Cost of revenue	290,135	60.5%	287,210	40,344	58.0%	(2.5)%
Product development expenses	27,555	5.7%	32,096	4,509	6.5%	0.8%
Sales and marketing expenses	65,167	13.6%	119,674	16,811	24.2%	10.6%
General and administrative expenses	23,057	4.8%	14,778	2,076	3.0%	(1.8)%
Amortization and impairment of intangible assets	3,441	0.7%	1,633	229	0.3%	(0.4)%
Total costs and expenses	409,355		455,391	63,969		
Share-based compensation expense:						
Cost of revenue	1,205	0.3%	913	128	0.2%	(0.1)%
Product development expenses	3,560	0.7%	2,862	402	0.6%	(0.1)%
Sales and marketing expenses	948	0.2%	958	135	0.2%	0.0%
General and administrative expenses	2,564	0.5%	2,137	300	0.4%	(0.1)%
Total share-based compensation expense(1)	8,277		6,870	965		
Costs and expenses excluding share-based compensation expense:						
Cost of revenue	288,930	60.2%	286,297	40,216	57.8%	(2.4)%
Product development expenses	23,995	5.0%	29,234	4,107	5.9%	0.9%
Sales and marketing expenses	64,219	13.4%	118,716	16,676	24.0%	10.6%
General and administrative expenses	20,493	4.3%	12,641	1,776	2.6%	(1.7)%
Amortization and impairment of intangible assets	3,441	0.7%	1,633	229	0.3%	(0.4)%
Total costs and expenses excluding share-based compensation expense	401,078		448,521	63,004		

(1) This includes both cash and non-cash share-based compensation expenses.

Cost of revenue – Cost of revenue in the six months ended September 30, 2025 was RMB287,210 million (US$40,344 million), or 58.0% of revenue, compared to RMB290,135 million, or 60.5% of revenue, in the same period of 2024. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have decreased from 60.2% in the same period of 2024 to 57.8% in the six months ended September 30, 2025, primarily due to the disposal of Sun Art and Intime businesses, decrease in scale of low margin direct sales businesses, improvement in monetization and operating efficiency, partly offset by higher logistics cost driven by the growth in our quick commerce business.

Product development expenses – Product development expenses in the six months ended September 30, 2025 were RMB32,096 million (US$4,509 million), or 6.5% of revenue, compared to RMB27,555 million, or 5.7% of revenue, in the same period of 2024. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 5.0% in the same period of 2024 to 5.9% in the six months ended September 30, 2025, primarily attributable to our increased investment in technology development.

Sales and marketing expenses – Sales and marketing expenses in the six months ended September 30, 2025 were RMB119,674 million (US$16,811 million), or 24.2% of revenue, compared to RMB65,167 million, or 13.6% of revenue, in the same period of 2024. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 13.4% in the same period of 2024 to 24.0% in the six months ended September 30, 2025, primarily attributable to the investment in user experiences of Alibaba China E-commerce Group.

General and administrative expenses – General and administrative expenses in the six months ended September 30, 2025 were RMB14,778 million (US$2,076 million), or 3.0% of revenue, compared to RMB23,057 million, or 4.8% of revenue, in the same period of 2024. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 4.3% in the same period of 2024 to 2.6% in the six months ended September 30, 2025, primarily due to a one-time provision for the shareholder class action lawsuits in the same period last year and our improved cost control measures.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the six months ended September 30, 2025 was RMB6,870 million (US$965 million), compared to RMB8,277 million in the same period of 2024.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Six months ended September 30,			
	2024	2025		YoY % Change
	RMB	RMB	US$	
	(in millions, except percentages)			
By type of awards:				
Alibaba Group share-based awards[1]	5,877	4,664	655	(21)%
Others[2]	2,400	2,206	310	(8)%
Total share-based compensation expense[3]	8,277	6,870	965	(17)%

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(1) This represents Alibaba Group share-based awards granted to our employees.

(2) This represents share-based awards of our subsidiaries and Ant Group granted to our employees.

(3) This includes both cash and non-cash share-based compensation expenses.

Share-based compensation expense decreased in the six months ended September 30, 2025 compared to the same period of 2024. This decrease was primarily due to the decrease in the number of Alibaba Group share-based awards granted as we have increased the proportion of long-term cash incentives granted after considering the macroeconomic environment and the general trends in the talent market.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in the six months ended September 30, 2025 was RMB1,633 million (US$229 million), a decrease of 53% from RMB3,441 million in the same period of 2024, primarily due to full amortization of certain intangible assets.

Income from operations and operating margin

Income from operations in the six months ended September 30, 2025 was RMB40,353 million (US$5,668 million), or 8% of revenue, a decrease of 43% compared to RMB71,235 million, or 15% of revenue, in the same period of 2024, primarily due to the decrease in adjusted EBITA, partly offset by a one-time provision in the same period last year.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 36% year-over-year to RMB62,991 million (US$8,848 million) in the six months ended September 30, 2025, compared to RMB98,488 million in the same period of 2024. Adjusted EBITA decreased 44% year-over-year to RMB47,917 million (US$6,731 million) in the six months ended September 30, 2025, compared to RMB85,596 million in the same period of 2024, primarily attributable to the investment in quick commerce, user experiences, and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group, the improved operating results supported by continued growth in Cloud business, as well as enhanced operating efficiencies across various businesses. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included in the section entitled "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" of this Interim Report.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled "Six Months Ended September Segment Results" above.

Interest and investment income, net

Interest and investment income, net in the six months ended September 30, 2025 was RMB37,468 million (US$5,263 million), an increase of 119% compared to RMB17,129 million in the same period of 2024, primarily due to mark-to-market changes from our equity investments, gain from the disposal of local consumer service business of Trendyol, and the decrease in impairment of our investments.

The above-mentioned investment gains and losses were excluded from our non-GAAP net income.

Other (expense) income, net

Other (expense) income, net in the six months ended September 30, 2025 was an income of RMB1,329 million (US$187 million), compared to expense of RMB1,221 million in the same period of 2024, was primarily due to the decrease in net exchange loss in the six months ended September 30, 2025 compared to the same period last year, arising from the exchange rate fluctuation between Renminbi and U.S. dollar.

Income tax expenses

Income tax expenses in the six months ended September 30, 2025 were RMB14,415 million (US$2,024 million), compared to RMB17,442 million in the same period of 2024.

Share of results of equity method investees

Share of results of equity method investees in the six months ended September 30, 2025 was RMB3,254 million (US$457 million), an increase of 31% compared to RMB2,483 million in the same period of 2024. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Six months ended September 30,		
	2024	**2025**	
	RMB	**RMB**	**US$**
		(in millions)	
Share of profit (loss) of equity method investees			
- Ant Group	6,395	4,280	601
- Others	(1,334)	1,126	158
Impairment loss	(2,157)	(5)	(1)
Others[1]	(421)	(2,147)	(301)
Total	2,483	3,254	457

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(1) "Others" mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The share of net profit of other equity method investees recorded in the six months ended September 30 2025, compared to the share of net losses in the same period last year, was primarily attributable to the overall improvement in the financial performance of our equity method investees. This was partly offset by the decrease in share of profit of Ant Group, which was mainly attributable to investments in new growth initiatives and technologies.

Net income and Non-GAAP net income

Our net income in the six months ended September 30, 2025 was RMB62,994 million (US$8,849 million), compared to RMB67,569 million in the same period of 2024, primarily attributable to the decrease in income from operations, partly offset by the mark-to-market changes from our equity investments, gain from the disposal of local consumer service business of Trendyol and the decrease in both the impairment of our investments and net exchange loss.

Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP net income in the six months ended September 30, 2025 was RMB43,862 million (US$6,161 million), a decrease of 43% compared to RMB77,209 million in the same period of 2024, primarily attributable to the investment in quick commerce, user experiences, and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group, the improved operating results supported by continued growth in Cloud business, as well as enhanced operating efficiencies across various businesses. A reconciliation of net income to non-GAAP net income is included in the section entitled "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" of this Interim Report.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the six months ended September 30, 2025 was RMB64,106 million (US$9,005 million), compared to RMB68,143 million in the same period of 2024, primarily attributable to the decrease in income from operations, partly offset by the mark-to-market changes from our equity investments, gain from the disposal of local consumer service business of Trendyol and the decrease in both the impairment of our investments and net exchange loss.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the six months ended September 30, 2025 was RMB26.73 (US$3.75), compared to RMB28.00 in the same period of 2024. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per ADS in the six months ended September 30, 2025 was RMB19.10 (US$2.68), a decrease of 39% compared to RMB31.50 in the same period of 2024.

Diluted earnings per share in the six months ended September 30, 2025 was RMB3.34 (US$0.47 or HK$3.66), compared to RMB3.50 in the same period of 2024. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per share in the six months ended September 30, 2025 was RMB2.39 (US$0.34 or HK$2.62), a decrease of 39% compared to RMB3.94 in the same period of 2024.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included in the section entitled "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" of this Interim Report. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of September 30, 2025, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, of which that are unrestricted for withdrawal and use, were RMB573,889 million (US$80,614 million), compared to RMB597,132 million as of March 31, 2025. Other treasury investments consist of fixed deposits, certificate of deposits and marketable debt securities with original maturities over one year for treasury purposes. The decrease in cash and cash equivalents, short-term investments and other treasury investments of RMB23,243 million during the six months ended September 30, 2025, was primarily due to (i) free cash flow outflow of RMB40,655 million (US$5,711 million), (ii) dividend payment of RMB33,621 million (US$4,723 million), (iii) cash used in repurchase of ordinary shares of RMB7,638 million (US$1,073 million), partly offset by (iv) net proceeds from issuance of convertible unsecured senior notes and payments for capped call transactions of RMB20,994 million (US$2,949 million), (v) net proceeds from bank borrowings of RMB17,804 million (US$2,501 million), (vi) net proceeds from issuance of exchangeable bonds of RMB10,986 million (US$1,543 million) and (vii) proceeds of RMB12,026 million (US$1,689 million) from the disposal of Intime and local consumer service business of Trendyol.

Net cash provided by operating activities and free cash flow

During the six months ended September 30, 2025, net cash provided by operating activities was RMB30,771 million (US$4,322 million), a decrease of 53% compared to RMB65,074 million in the same period of 2024. Free cash flow, a non-GAAP measurement of liquidity, was an outflow of RMB40,655 million (US$5,711 million), compared to an inflow of RMB31,107 million in the same period of 2024. The decrease in free cash flow was mainly attributed to the increase in our cloud infrastructure expenditure and the investment in quick commerce. A reconciliation of net cash provided by operating activities to free cash flow is included in the section entitled "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" of this Interim Report.

Net cash used in investing activities

During the six months ended September 30, 2025, net cash used in investing activities of RMB51,324 million (US$7,209 million) primarily reflected capital expenditures of RMB70,177 million (US$9,858 million) and net increase in short-term investments and other treasury investments by RMB11,119 million (US$1,562 million), partly offset by net cash inflow of RMB29,710 million (US$4,173 million) for investment and acquisition activities.

Net cash provided by financing activities

During the six months ended September 30, 2025, net cash provided by financing activities of RMB8,171 million (US$1,148 million) primarily reflected cash provided by net proceeds from issuance of convertible unsecured senior notes and payments for capped call transactions of RMB20,994 million (US$2,949 million), net proceeds from bank borrowings of RMB17,804 million (US$2,501 million), and net proceeds from issuance of exchangeable bonds of RMB10,986 million (US$1,543 million), partly offset by dividend payment of RMB33,621 million (US$4,723 million), and cash used in repurchase of ordinary shares of RMB7,638 million (US$1,073 million).

Employees

As of September 30, 2025, we had a total of 126,661 employees, compared to 124,320 as of March 31, 2025.

Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Six months ended September 30,		
	2024	2025	
	RMB	RMB	US$
	(in millions)		
Net income	**67,569**	**62,994**	**8,849**
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:			
Interest and investment income, net	(17,129)	(37,468)	(5,263)
Interest expense	4,615	4,995	702
Other expense (income), net	1,221	(1,329)	(187)
Income tax expenses	17,442	14,415	2,024
Share of results of equity method investees	(2,483)	(3,254)	(457)
Income from operations	**71,235**	**40,353**	**5,668**
Non-cash share-based compensation expense	7,775	6,076	854
Amortization and impairment of intangible assets, and others	3,441	1,488	209
Provision for the shareholder class action lawsuits	3,145	–	–
Adjusted EBITA	**85,596**	**47,917**	**6,731**
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	12,892	15,074	2,117
Adjusted EBITDA	**98,488**	**62,991**	**8,848**

Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures (Continued)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Six months ended September 30,		
	2024	**2025**	
	RMB	**RMB**	**US$**
		(in millions)	
Net income	**67,569**	**62,994**	**8,849**
Adjustments to reconcile net income to non-GAAP net income:			
Non-cash share-based compensation expense	7,775	6,076	854
Amortization and impairment of intangible assets	3,441	1,633	229
Provision for the shareholder class action lawsuits	3,145	–	–
Gain on deemed disposals/disposals/revaluation of investments	(8,116)	(29,320)	(4,119)
Impairment of investments, and others	5,067	2,455	345
Tax effects[1]	(1,672)	24	3
Non-GAAP net income	**77,209**	**43,862**	**6,161**

————————————

(1) Tax effects primarily comprise tax effects relating to non-cash share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures (Continued)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Six months ended September 30,		
	2024	2025	
	RMB	RMB	US$
	(in millions, except per share data)		
Net income attributable to ordinary shareholders – basic	68,143	64,106	9,005
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(131)	(258)	(36)
Adjustments for interest expense attributable to convertible unsecured senior notes	95	143	20
Net income attributable to ordinary shareholders – diluted	68,107	63,991	8,989
Non-GAAP adjustments to net income attributable to ordinary shareholders[1]	8,521	(18,250)	(2,564)
Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	76,628	45,741	6,425
Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)[2]	19,459	19,154	
Diluted earnings per share[2][3]	3.50	3.34	0.47
Non-GAAP diluted earnings per share[2][4]	3.94	2.39	0.34
Diluted earnings per ADS[2][3]	28.00	26.73	3.75
Non-GAAP diluted earnings per ADS[2][4]	31.50	19.10	2.68

---

(1) Non-GAAP adjustments excluding the attributions to the noncontrolling interests. See the table above for items regarding the reconciliation of net income to non-GAAP net income (before excluding the attributions to the noncontrolling interests).

(2) Each ADS represents eight ordinary shares.

(3) Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

(4) Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures (Continued)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Six months ended September 30,		
	2024	**2025**	
	RMB	**RMB**	**US$**
	(in millions)		
Net cash provided by operating activities	**65,074**	**30,771**	**4,322**
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(28,916)	(70,057)	(9,841)
Less: Changes in the buyer protection fund deposits	(5,051)	(1,369)	(192)
Free cash flow	**31,107**	**(40,655)**	**(5,711)**

Non-GAAP Financial Measures

To supplement our unaudited condensed consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" in this Interim Report.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before non-cash share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments, and others (including provision in relation to matters outside the ordinary course of business), and adjustments for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share on a diluted basis. **Non-GAAP diluted earnings per ADS** represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our unaudited condensed consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude "acquisition of land use rights and construction in progress relating to office campuses" because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

The table captioned "Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures" in this Interim Report has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

Other Financial Information

Liquidity and Capital Resources

We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. We generated RMB65,074 million and RMB30,771 million (US$4,322 million) of cash from operating activities for the six months ended September 30, 2024 and 2025, respectively. As of September 30, 2025, we had cash and cash equivalents, short-term investments and other treasury investments of RMB573,889 million (US$80,614 million) that are unrestricted for withdrawal and use. Short-term investments include investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products, certificates of deposits, marketable debt securities and other investments whereby we have the intention to redeem within one year. Other treasury investments mainly include investments in fixed deposits, certificates of deposits and marketable debt securities with original maturities over one year for treasury purposes. The remaining maturities of these treasury investments held by us generally range from one to five years.

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions, which may include investing in technology, infrastructure, including data management and analytics solutions, or related talent. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.

In July 2025, we issued zero coupon exchangeable bonds due 2032 by reference to the ordinary shares of our subsidiary, Alibaba Health Information Technology Limited, that are listed on the Hong Kong Stock Exchange, for an aggregate principal amount of approximately HK$12 billion.

In September 2025, we issued zero coupon convertible unsecured senior notes due 2032 for an aggregate principal amount of approximately US$3.2 billion.

We have made a series of amendments to our syndicated loan facility. Subsequent to the partial repayment of US$830 million in January 2025, the size of the US$4.0 billion syndicated loan was reduced to US$3.17 billion. In September 2025, we amended the loan facility and reduced the pricing terms to Secured Overnight Financing Rate ("SOFR") plus 66 basis points. Effective on November 28, 2025, the facility was restructured as a revolving credit facility with drawdowns permitted in both U.S. dollars and Hong Kong dollars, and the expiration date of the facility was extended to September 30, 2028, with an option to further extend to September 30, 2030. The interest rate of the credit facility is 66 basis points over SOFR or Hong Kong Interbank Offered Rate ("HIBOR"), and the margin will be 81 basis points for the optional extension period. Subsequently, we submitted a prepayment notice to repay the outstanding balance of US$3.17 billion under the revolving credit facility.

In September 2025, we amended the terms of a US$6.5 billion revolving credit facility agreement. The size of the credit facility was amended to US$3.33 billion and the utilization currency was also amended from U.S. dollar only to both U.S. dollar and Hong Kong dollar. The interest rate of the credit facility was adjusted to SOFR or HIBOR plus 66 basis points. The expiration date of the credit facility was extended from June 24, 2026 to September 30, 2028, with an option to further extend to September 30, 2030 and the margin will be 81 basis points for the optional extension period. We have not yet drawn down this facility.

The Group monitors its financial health and liquidity position by reviewing its total debts to adjusted EBITDA ratio and total debts to total capital ratio. Our total debts is defined as the sum of bank borrowings, unsecured senior notes, convertible unsecured senior notes and exchangeable bonds. Our total debts to adjusted EBITDA ratio is calculated by dividing total debts by adjusted EBITDA for the last twelve months. Our total debts to total capital ratio is calculated by dividing total debts by total capital. Total capital is calculated as total equity plus total debts. The Group's total debts to adjusted EBITDA ratio was 1.14 and 1.69 as at March 31, 2025 and September 30, 2025, respectively. The Group's total debts to total capital ratio was 17.62% and 20.35% as at March 31, 2025 and September 30, 2025, respectively.

Significant Investments

Our significant investment consists of Ant Group. Ant Group provides comprehensive digital payment services and facilitates digital financial and value-added services for consumers and merchants, in China and across the world. As of September 30, 2025, our equity interest in Ant Group on a fully diluted basis was 33%. During the six months ended September 30, 2025, dividend received from Ant Group amounted to RMB3,293 million (US$463 million).

We did not hold any other significant investments as of September 30, 2025.

Material Investments, Acquisitions and Dispositions

Our material investments, acquisitions and dispositions in the six months ended September 30, 2025 and the period through the date of this Interim Report are set forth below.

In May 2025, we agreed to sell 85% of the equity interest in Trendyol GO, a wholly-owned subsidiary of Trendyol that operates local service business in Türkiye (the "Disposal"). The cash consideration for the Disposal is approximately US$0.7 billion (RMB5 billion). The Disposal was completed during the six months ended September 30, 2025.

Save as disclosed above, as at the date of this Interim Report, the Group did not have detailed future plans for material investments or capital assets.

Pledge of Assets

Certain of the Group's bank borrowings are collateralized by a pledge of certain buildings and property improvements, construction in progress and land use rights in the PRC, receivables and other treasury investments with carrying values of RMB30,213 million and RMB25,417 million, as of March 31, 2025 and September 30, 2025, respectively. In addition, certain of the Group's payables are collateralized by a pledge of certain short-term investments and other treasury investments with carrying values of RMB3,697 million and RMB4,155 million as of March 31, 2025 and September 30, 2025, respectively.

Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate businesses in different countries and regions, most of our revenue-generating transactions, and a majority of our expense-related transactions, are denominated in Renminbi, which is the functional currency of our major operating subsidiaries and the reporting currency of our financial statements. When considered appropriate, we enter into hedging activities with regard to exchange rate risk.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the governments. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

Contingent Liabilities

Save as disclosed in this Interim Report, as at September 30, 2025, the Group had no material contingent liabilities.

Capital Expenditure and Capital Commitment

Our capital expenditures have been incurred primarily in relation to (i) the acquisition of computer equipment and construction of data centers relating to our Cloud business and the operation of our mobile platforms and websites; (ii) the acquisition of infrastructure for logistics services and direct sales businesses; and (iii) the acquisition of land use rights and construction of corporate campuses and office facilities. In the six months ended September 30, 2024 and 2025, our capital expenditures totaled RMB29,585 million and RMB70,177 million (US$9,858 million), respectively.

The Group's capital commitments primarily relate to capital expenditures contracted for purchase of property and equipment, including the construction of corporate campuses. Total capital commitments contracted but not provided for amounted to RMB45,321 million and RMB29,483 million (US$4,141 million) as of March 31, 2025 and September 30, 2025, respectively.

Remuneration Policy

Alibaba Group periodically reviews its remuneration policy and compensation packages to ensure they are competitive within the industry. Furthermore, discretionary bonuses and other long-term incentives may be awarded to selected employees based on various factors including but not limited to individual performance and the overall performance of our business. We have established learning and training programs to develop our employees both personally and professionally, helping them to better realize their potential and create value, thereby supporting their long-term career success.

The Company's subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan. These plans provide employees with housing, pension, medical, maternity, work-related injury and unemployment benefits, as well as other welfare benefits. The relevant labor regulations require the Company's subsidiaries in the PRC to make monthly contributions to the local labor and social security authorities based on the applicable benchmarks and rates stipulated by the local government. Additionally, we provide commercial health and accidental insurance for our employees. The Company's subsidiaries also formulate their own unique benefit plans and assistance programs tailored to their specific business needs.

Alibaba Group also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by subsidiaries outside of the PRC.

Share-based awards such as restricted share units, incentive and non-statutory stock options, restricted shares and share appreciation rights may be granted to any directors, employees, service providers and consultants of Alibaba Group or affiliated companies under equity incentive plans adopted since the inception of the Company. For details of Alibaba Group's equity incentive plans, please refer to the section titled "Equity Incentive Plans".

Subsequent Events

Save as disclosed in this Interim Report, as at the date of this Interim Report, there were no significant events that might affect Alibaba Group since September 30, 2025.

DIRECTORS AND CHIEF EXECUTIVE OFFICER

The following table sets forth certain information relating to our directors and chief executive officer.

Name[(1)]	Age	Position/Title
Joseph C. TSAI[†(a)]	61	Chairman
Eddie Yongming WU[†(b)]	50	Director and Chief Executive Officer
J. Michael EVANS[†(a)]	68	Director and President
Maggie Wei WU[†(c)]	57	Director[(d)]
Jerry YANG[(b)]	57	Independent director
Wan Ling MARTELLO[(b)]	67	Independent director
Weijian SHAN[(c)]	72	Independent director
Irene Yun-Lien LEE[(a)]	72	Independent director
Albert Kong Ping NG[(b)]	68	Independent director
Kabir MISRA[(c)]	56	Independent director

† Director nominated by the Alibaba Partnership.

(a)   Group I directors. Current term of office will expire at our 2027 annual general meeting.

(b)   Group II directors. Current term of office will expire at our 2028 annual general meeting.

(c)   Group III directors. Current term of office will expire at our 2026 annual general meeting.

(d)   Beginning from April 1, 2025, Maggie Wu has started to serve as a non-executive director.

(1)   The business address of our directors is 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong SAR., the People's Republic of China.

Biographical Information

Joseph C. TSAI (蔡崇信) joined our company in 1999 as a member of the Alibaba founding team and has served on our board of directors since our inception. He was chief financial officer until 2013, our executive vice chairman until September 2023 and currently serves as our Chairman. Joe is a founding member of the Alibaba Partnership and a board member of our affiliate Ant Group. From 1995 to 1999, Joe was a private equity investor based in Asia with Investor AB of Sweden's Wallenberg family. Prior to that, he was general counsel of Rosecliff, Inc., a management buyout firm based in New York. From 1990 to 1993, Joe was an associate attorney in the tax group of Sullivan & Cromwell LLP, a New York-based international law firm. Joe is qualified to practice law in the State of New York. Joe received his bachelor's degree in Economics and East Asian Studies from Yale College and a juris doctor degree from Yale Law School.

Eddie Yongming WU (吳泳銘) has served as our Chief Executive Officer and director since September 2023. Eddie is one of our co-founders and a member of the Alibaba Partnership. Eddie was technology director of Alibaba at the company's inception in 1999. He served as chief technology officer of Alipay from December 2004, and became business director of our monetization platform, Alimama, in November 2005 and was promoted to its general manager in December 2007. In September 2008, he became chief technology officer of Taobao, and in October 2011 he took on the role of head of Alibaba Group's search, advertising and mobile business. Eddie served as a non-executive director of Alibaba Health Information Technology Limited, a company listed on the Main Board of the Hong Kong Stock Exchange, from April 2015 to October 2021 and chairman of Alibaba Health from April 2015 to March 2020. From September 2014 to September 2019, Eddie was a special assistant to Alibaba Group's chairman. In August 2015, Eddie founded Vision Plus Capital, a venture capital firm focused on investing in the areas of advanced technologies, enterprise services and digital healthcare. Eddie graduated from the College of Information Engineering of Zhejiang University of Technology in June 1996.

J. Michael EVANS has been our president since August 2015 and our director since September 2014. Mike served as vice chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. He served as chairman of Asia operations at Goldman Sachs from 2004 to 2013 and was the global head of Growth Markets at Goldman Sachs from January 2011 to December 2013. He also co-chaired the Business Standards Committee of Goldman Sachs from 2010 to 2013. Mike joined Goldman Sachs in 1993, became a partner of the firm in 1994 and held various leadership positions within the firm's securities business while based in New York and London, including global head of equity capital markets and global co-head of the equities division, and global co-head of the securities business. Mike is a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mike received his bachelor's degree in politics from Princeton University in 1981.

Maggie Wei WU (武衛) has been our director since September 2020. Maggie joined our company in July 2007 as chief financial officer of Alibaba.com. She served as our chief financial officer from May 2013 to March 2022 and our head of strategic investments from June 2019 to March 2022. She was voted the best CFO in FinanceAsia's annual poll for Asia's Best Managed Companies in 2010. In 2018, she was named as one of the world's 100 most powerful women by Forbes. Before joining Alibaba, Maggie was an audit partner at KPMG in Beijing. Maggie is a member of the Association of Chartered Certified Accountants (ACCA). She received a bachelor's degree in accounting from Capital University of Economics and Business.

Jerry YANG (楊致遠) has served as our director since September 2014 and previously held the role from October 2005 to January 2012. Since March 2012, Jerry has been the founding partner of AME Cloud Ventures, a venture capital firm. Jerry is also a co-founder of Yahoo! Inc., where he served as Chief Yahoo! and as a member of its board of directors from March 1995 to January 2012. Jerry held the position of Yahoo!'s CEO from June 2007 to January 2009 and served as a director of Yahoo! Japan from January 1996 to January 2012. Jerry also served as an independent director of Cisco Systems, Inc. from July 2000 to November 2012 and Lenovo Group Limited, a company listed on the Main Board of the Hong Kong Stock Exchange, from November 2014 to November 2023. He is currently an independent director of Workday Inc., a company listed on the NYSE. He also serves as a director of various private companies and foundations. Jerry holds bachelor's and master's degrees in electrical engineering from Stanford University. Since 2017, he has served on Stanford's board of Trustees, including as board chair from 2021 to 2025. He was previously on Stanford's board of Trustees from 2005 to 2015, during which he also held the role of vice chair.

Wan Ling MARTELLO has been our director since September 2015. She is a founding partner of BayPine, a private equity firm based in Boston, U.S.A., a role she has held since February 2020. She is on the board of portfolio companies of BayPine. She has also served as a director of Nasdaq-listed Lovesac since November 2025. She served as the executive vice president and chief executive officer of the Asia, Oceania, and sub-Saharan Africa region for Nestlé SA from May 2015 to December 2018. She was Nestlé's global chief financial officer from April 2012 to May 2015, and executive vice president from November 2011 to March 2012. Prior to Nestlé, Wan Ling was a senior executive at Walmart Stores Inc., a global retailer, from 2005 to 2011. Her roles included executive vice president and chief operating officer for Global eCommerce, and senior vice president, chief financial officer and strategy for Walmart International. Before Walmart, she was president, U.S.A. at NCH Marketing Services Inc. She was with the firm from 1998 to 2005. She also worked at Borden Foods Corporation and Kraft Inc. where she held various senior management positions. Wan Ling received a master's degree in business administration (management information systems) from the University of Minnesota and a bachelor's degree in business administration and accountancy from the University of the Philippines.

Weijian SHAN (單偉建) has been our director since March 2022. He is the executive chairman and a co-founder of PAG, a leading private equity firm in Asia. Between 1998 and 2010, he was a partner of the private equity firm TPG and co-managing partner of TPG Asia (formerly known as Newbridge Capital). Previously, he was a managing director of JP Morgan, where he was concurrently the chief representative for China between 1993 and 1998. He was an assistant professor at the Wharton School of the University of Pennsylvania between 1987 and 1993. Shan is a Trustee of the British Museum. He is also a member of the International Advisory Council of Hong Kong Exchanges and Clearing Limited. He served as an independent director of Singapore-listed Wilmar International Limited between 2018 and 2021. He also served as a director of Nasdaq-listed iQiyi, Inc since December 2022. He holds an M.A. and a Ph.D. from the University of California, Berkeley, and an M.B.A. from the University of San Francisco. He graduated with a major in English from the Beijing Institute of Foreign Trade (currently the Beijing University of International Business and Economics).

Irene Yun-Lien LEE (利蘊蓮) has been our director since August 2022. Irene is the executive chairman of Hysan Development Limited and serves as a member of the board of trustees of the Better Hong Kong Foundation. Irene was on the board of many listed and unlisted companies in Hong Kong, Singapore, UK and Australia. She was a member of the Australian Takeovers Panel, a member of the Advisory Council of JP Morgan Australia, and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. She was the independent non-executive chairman of Hang Seng Bank Limited, an independent non-executive director of HSBC Holding plc and The Hongkong and Shanghai Banking Corporation Limited. She was also an independent non-executive director of CLP Holdings Limited and Cathay Pacific Airways Limited, amongst others. Irene had a long career in financial services and held senior positions at Citibank in New York, London and Sydney. She was the global head of corporate finance at the Commonwealth Bank of Australia and she held other senior positions in investment banking and funds management in a number of international financial institutions. Irene received a Bachelor of Arts degree from Smith College, United States of America, and is a Barrister-at-Law in England and Wales and a member of the Honourable Society of Gray's Inn, United Kingdom. She was awarded the degree of Doctor of Social Science, honoris causa from the Chinese University of Hong Kong in November 2022.

Albert Kong Ping NG (吳港平) has been our director since August 2022 and chairman of our Audit Committee since December 2022. Albert currently serves as an independent non-executive director and chairman of the audit committee of a number of public companies, including Ping An Insurance (Group) Company of China, Ltd., a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, China International Capital Corporation Limited, a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange and Shui On Land Limited, a company listed on the Hong Kong Stock Exchange. Albert worked at Ernst & Young China from April 2007 to June 2020, where he was the chairman of Ernst & Young China and a member of Ernst & Young's Global Executive Board. Prior to joining Ernst & Young, he was Greater China managing partner of Arthur Andersen, managing partner – China Operation of PricewaterhouseCoopers and managing director of Citigroup – China Investment Banking. Albert is a member of the Hong Kong Institute of Certified Public Accountants (HKICPA), Chartered Accountants of Australia and New Zealand (CAANZ), CPA Australia (CPAA) and Association of Chartered Certified Accountants (ACCA). He received a bachelor's degree in business administration and a master's degree in business administration from the Chinese University of Hong Kong.

Kabir MISRA has been our director since September 2020, redesignated as our independent director since February 2023, and is currently managing partner at RPS Ventures, a venture capital firm in Palo Alto, CA. Prior to October 2018, Kabir was a managing partner at SoftBank Investment Advisors (which manages the SoftBank Vision Fund) and SoftBank Capital. He worked with SoftBank from 2006 to 2022 (as advisor from

2018 to 2022) and has assisted Mr. Masayoshi Son with our company, and his duties as one of our directors, since before our IPO. Kabir also represented SoftBank at various points on the boards of its investee companies, including other e-commerce and payments companies Flipkart, Paytm, Tokopedia, Coupang and BigCommerce. Prior to joining SoftBank, Kabir worked as an investment banker in the U.S. and Hong Kong. Kabir is currently also an independent director of PayActiv and Cargomatic. He received a Bachelor of Arts degree in Economics from Harvard University and a master's degree in business administration from the Stanford Graduate School of Business.

Board Committees

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee, a sustainability committee, a compliance and risk committee and a capital management committee.

Audit Committee

Our audit committee currently consists of Albert Ng, Wan Ling Martello and Weijian Shan. Mr. Ng is the chairman of our audit committee.

Compensation Committee

Our compensation committee currently consists of Jerry Yang, Albert Ng and Kabir Misra. Mr. Yang is the chairman of our compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Irene Lee and Jerry Yang. Ms. Lee is the chairman of our nominating and corporate governance committee.

Sustainability Committee

Our sustainability committee currently consists of Jerry Yang, Joe Tsai and Maggie Wu. Mr. Yang is the chairman of our sustainability committee.

Compliance and Risk Committee

Our compliance and risk committee currently consists of Irene Lee, Albert Ng, Kabir Misra and J. Michael Evans. Ms. Lee is the chairman of our compliance and risk committee.

Capital Management Committee

Our capital management committee currently consists of Joe Tsai, Eddie Wu, J. Michael Evans and Maggie Wu. Mr. Tsai is the chairman of our capital management committee.

DISCLOSURE OF INTERESTS

The following tables set forth:

- the interest and short positions of our directors and chief executive officer in the shares, underlying shares and debentures of our Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to us and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by us pursuant to Section 352 of the SFO; or (c) as otherwise notified to us and the Hong Kong Stock Exchange pursuant to the Model Code; and

- the interest and short positions of persons other than our directors and chief executive officer in the Shares and underlying Shares which would fall to be disclosed to us pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by us pursuant to Section 336 of the SFO,

Information about persons other than our directors and chief executive officer, including our substantial shareholders (as defined under SFO), was obtained solely from publicly available information on the website of the Hong Kong Stock Exchange or as otherwise the Company is aware, and the Company cannot guarantee the accuracy and completeness of such information.

Directors and Chief Executive Officer

Interest in our Company

Name of director / chief executive officer	Capacity / nature of interest	Number of shares/ underlying shares [(1),(2)]		Approximate % of shareholding [(3)]
		(in the number of Shares)	*(in the number of ADSs)*	
Joseph C. TSAI [(4)]	Beneficial owner	881,072 (L)	110,134 (L)	0.00%
	Interest of spouse	1,280,000 (L)	160,000 (L)	0.01%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	12,658,152 (L)	1,582,269 (L)	0.06%
	Interest in controlled corporation	260,924,840 (L)	32,615,605 (L)	1.37%
		275,744,064 (L)	34,468,008 (L)	1.44%
Eddie Yongming WU [(5)]	Beneficial owner	18,199,752 (L)	2,274,969 (L)	0.10%
	Interest of spouse	108,000 (L)	13,500 (L)	0.00%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	12,320,000 (L)	1,540,000 (L)	0.06%
		30,627,752 (L)	3,828,469 (L)	0.16%
J. Michael EVANS [(6)]	Beneficial owner	9,964,000 (L)	1,245,500 (L)	0.05%
Maggie Wei WU [(7)]	Beneficial owner	3,661,632 (L)	457,704 (L)	0.02%
	Founder of a discretionary trust who can influence how the trustee exercises his discretion	7,200,000 (L)	900,000 (L)	0.04%
		10,861,632 (L)	1,357,704 (L)	0.06%
Jerry YANG	Beneficial owner	485,072 (L)	60,634 (L)	0.00%
Wan Ling MARTELLO	Beneficial owner	360,000 (L)	45,000 (L)	0.00%
Weijian SHAN	Beneficial owner	144,800 (L)	18,100 (L)	0.00%
Irene Yun-Lien LEE	Beneficial owner	133,600 (L)	16,700 (L)	0.00%
Albert Kong Ping NG	Beneficial owner	133,600 (L)	16,700 (L)	0.00%
Kabir MISRA	Beneficial owner	528,800 (L)	66,100 (L)	0.00%

Notes:

1. The letter "L" stands for long position.

2. Each ADS represents eight Shares.

3. The calculation is based on a total of 19,088,280,284 Shares in issue as of September 30, 2025.

4. The interests comprised (i) 804,405 Shares held by Mr. Joseph C. TSAI; (ii) 76,667 Shares underlying the outstanding RSUs granted to Mr. Joseph C. TSAI; (iii) 1,280,000 Shares held by his spouse; (iv) 12,658,152 Shares held by Joe and

Clara Tsai Foundation Limited, a company incorporated under the law of the Island of Guernsey that has granted Mr. Joseph C. TSAI a revocable proxy over these Shares and which is wholly-owned by Joe and Clara Tsai Foundation; (v) 147,385,672 Shares held by Parufam Limited, a Bahamas corporation of which Mr. Joseph C. TSAI is the sole director; and (vi) 113,539,168 Shares held by PMH Holding Limited, a British Virgin Islands corporation of which Mr. Joseph C. TSAI is the sole director.

5.   The interests comprised (i) 933,085 Shares held by Mr. Eddie Yongming WU; (ii) 1,266,667 Shares underlying the outstanding RSUs and 16,000,000 Shares underlying the outstanding share options granted to Mr. Eddie Yongming WU; (iii) 108,000 Shares held by his spouse; and (iv) 12,320,000 Shares held by a discretionary trust of which Mr. Eddie Yongming WU is a founder.

6.   The interests comprised 764,000 Shares underlying the outstanding RSUs and 9,200,000 Shares underlying the outstanding share options granted to Mr. J. Michael EVANS.

7.   The interests comprised (i) 3,613,352 Shares held by Ms. Maggie Wei WU; (ii) 48,280 Shares underlying the outstanding RSUs granted to Ms. Maggie Wei WU; and (iii) 7,200,000 Shares held by a discretionary trust of which Ms. Maggie Wei WU is a founder.

Save as disclosed above, as of September 30, 2025, none of our directors or chief executive officer had any interest or short position in the shares, underlying shares or debentures of our Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to us and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which were taken or deemed to have taken under such provisions of the SFO), or which were recorded in the register required to be kept pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code, to be notified to us and the Hong Kong Stock Exchange.

Substantial Shareholders

Name of shareholder	Capacity / nature of interest	Number of shares/ underlying shares [1],[2]	Approximate % of shareholding [3]
		(in the number of Shares)	*(in the number of ADSs)*	
JPMorgan Chase & Co. [4]	Beneficial owner	411,801,958 (L)	51,475,245 (L)	2.16%
		418,739,874 (S)	52,342,484 (S)	2.19%
	Trustee	1,753,320 (L)	219,165 (L)	0.01%
	Investment manager	281,850,861 (L)	35,231,358 (L)	1.47%
		6,527,284 (S)	815,911 (S)	0.04%
	Person having a security interest in shares	85,927,145 (L)	10,740,893 (L)	0.45%
	Approved lending agent	581,658,439 (L)	72,707,305 (L)	3.05%
		581,658,439 (P)	72,707,305 (P)	3.05%
		1,362,991,723 (L)	170,373,966 (L)	7.14%
		425,267,158 (S)	53,158,395 (S)	2.23%
		581,658,439 (P)	72,707,305 (P)	3.05%
Citigroup Inc. [5]	Interest in controlled corporation	183,474,400 (L)	22,934,300 (L)	0.96%
		197,906,617 (S)	24,738,327 (S)	1.04%
	Person having a security interest in shares	160 (L)	20 (L)	0.00%
	Approved lending agent	832,721,084 (L)	104,090,136 (L)	4.36%
		832,721,084 (P)	104,090,136 (P)	4.36%
		1,016,195,644 (L)	127,024,456 (L)	5.32%
		197,906,617 (S)	24,738,327 (S)	1.04%
		832,721,084 (P)	104,090,136 (P)	4.36%
BlackRock, Inc. [6]	Interest in controlled corporation	983,512,344 (L)	122,939,043 (L)	5.15%
		3,297,800 (S)	412,225 (S)	0.02%

Notes:

1. The letter "L" stands for long position, the letter "S" stands for short position and the letter "P" stands for lending pool.

2. Each ADS represents eight Shares. The number of ADSs is, where applicable, rounded down to the nearest whole number and for reference only.

3. The calculation is based on a total of 19,088,280,284 Shares in issue as of September 30, 2025.

4. According to the disclosure of interests notice filed by JPMorgan Chase & Co. regarding the relevant event dated September 26, 2025, (a) 411,801,958 Shares (long position) and 418,739,874 Shares (short position) were held by JPMorgan Chase & Co. directly; (b) 1,753,320 Shares (long position) were held by a trust of which JPMorgan Chase & Co. is a trustee; and (c) the remaining interests were held by JPMorgan Chase & Co. indirectly through certain of its controlled corporations. Among them, (i) 105,285,940 Shares (long position) and 105,155,304 Shares (short position) were held through physically settled listed derivatives; (ii) 6,797,279 Shares (long position) and 18,013,180 Shares (short position) were held through cash settled listed derivatives; (iii) 40,691,926 Shares (long position) and 48,319,704 Shares (short position) were held through physically settled unlisted derivatives; (iv) 87,425,503 Shares (long position) and

90,603,044 Shares (short position) were held through cash settled unlisted derivatives; and (v) 84,973,906 Shares (long position) and 1,381,027 Shares (short position) were held through listed derivatives which are convertible instruments.

5. According to the disclosure of interests notice filed by Citigroup Inc. regarding the relevant event dated September 11, 2025, 183,474,400 Shares (long position) and 197,906,617 Shares (short position) interests were held by Citigroup Inc. indirectly through certain of its controlled corporations. Among them, (i) 54,743,028 Shares (long position) and 36,327,420 Shares (short position) were held through physically settled listed derivatives; (ii) 77,818,263 Shares (long position) and 120,475,576 Shares (short position) were held through physically settled unlisted derivatives; (iii) 13,761,835 Shares (long position) and 37,337,978 Shares (short position) were held through cash settled unlisted derivatives; and (iv) 82,139 Shares (long position) were held through listed derivatives which are convertible instruments.

6. According to the disclosure of interests notice filed by Blackrock, Inc. regarding the relevant event dated June 13, 2025, 983,512,344 Shares (long position) and 3,297,800 Shares (short position) were held by Blackrock, Inc. indirectly through certain of its controlled corporations. Among them, (i) 6,137,756 Shares (long position) and 3,297,800 Shares (short position) were held through cash settled unlisted derivatives; and (ii) 6,572,498 Shares (long position) were held through listed derivatives which are convertible instruments.

Save as disclosed above, as of September 30, 2025, so far as known to the Company, no person (other than our directors and chief executive officer) had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to us under Divisions 2 and 3 of Part XV of the SFO, or would fall to be recorded in the register required to be kept by us pursuant to Section 336 of the SFO.

EQUITY INCENTIVE PLANS

The 2014 Plan, the 2024 Plan and the 2024 Plan (Existing Shares) are the equity incentive plans of our Company in effect. For a summary of the key terms of these plans, please see “Directors, Senior Management and Employees - Equity Incentive Plans” in our fiscal year 2025 annual report.

During the Reporting Period, a total of 63,594,318 Shares (equivalent to approximately 7,949,290 ADSs), representing approximately 0.3% of the weighted average number of Shares in issue (excluding treasury shares) of our Company, that may be issued in respect of all share-based awards were granted to eligible participants under the 2024 Plan of our Company.

The 2014 Plan

The 2014 Plan (which we adopted in September 2014, amended and restated in February 2020 to reflect the Share Split and other administrative changes, and further amended and restated in May 2022 to reflect administrative changes) provides for the granting of share-based awards, including restricted share units, stock options, restricted shares and share appreciation rights, to any participant who is an employee, consultant or director of our company, our affiliates and/or certain other companies.

No further awards will be granted under the 2014 Plan as from September 18, 2024. Any shares authorized but unissued under the 2014 Plan will no longer be available for granting. The share-based awards already granted under the 2014 Plan will remain in full force and effect pursuant to the terms and conditions of the 2014 Plan.

Details of movements of RSUs under the 2014 Plan during the Reporting Period are as follows:

		Number of RSUs [1], [2]							
Name of grantee	**Date of grant**	**Outstanding as of April 1, 2025**	**Granted during the Reporting Period**	**Vested during the Reporting Period**	**Lapsed/ forfeited during the Reporting Period**	**Cancelled during the Reporting Period**	**Outstanding as of September 30, 2025**	**Number of underlying Shares as of September 30, 2025 [2]**	**Notes**
Directors and chief executive officer of our Company									
Joseph C. TSAI	July 24, 2018 to August 16, 2019	1,334	-	1,334	-	-	-	-	Notes 3, 8
Eddie Yongming WU	November 25, 2023	160,000	-	40,000	-	-	120,000	960,000	Notes 4, 8
J. Michael EVANS	June 15, 2020 to May 20, 2023	10,050	-	4,550	-	-	5,500	44,000	Notes 5, 8
	May 13, 2024	160,000		80,000		-	80,000	640,000	Notes 6, 8
Maggie Wei WU	July 24, 2018 to May 24, 2021	12,801	-	6,766	-	-	6,035	48,280	Notes 3, 8
Other grantees by category									
Employee participants	November 15, 2016 to August 18, 2024	44,402,154	-	16,110,683	1,681,379	1,825	26,608,267	212,866,136	Notes 7, 9
Related entity participants [11]	July 24, 2018 to June 8, 2022	113,139	-	84,767	2,578	-	25,794	206,352	Notes 7, 10
Total		**44,859,478**	**-**	**16,328,100**	**1,683,957**	**1,825**	**26,845,596**	**214,764,768**	

Notes:

1. The purchase price of all RSUs granted is nil.
2. Eight Shares are issuable upon the vesting of each RSU.
3. The RSUs vest over a period of 6 years.
4. The RSUs vest over a period of 5 years.
5. The RSUs vest over a period of 4 years.
6. The RSUs vest over a period of 2 years.

7. The RSUs granted to employee participants and related entity participants vest over a period of up to 10 years.

8. For directors and chief executive officer, the weighted average closing price of ADSs traded on the NYSE immediately before the dates on which the RSUs were vested during the Reporting Period was US$136.71.

9. For employee participants, the weighted average closing price of ADSs traded on the NYSE immediately before the dates on which the RSUs were vested during the Reporting Period was US$131.05

10. For related entity participants, the weighted average closing price of ADSs traded on the NYSE immediately before the dates on which the RSUs were vested during the Reporting Period was US$132.15.

11. A related entity participant is an employee of an associated company in which our Company owns, directly or indirectly, securities or interests representing 20% or more of its voting power.

Details of movements of share options under the 2014 Plan during the Reporting Period are as follows:

Name of grantee	Date of grant	Exercise price (US$)	Number of share options [1]					Number of underlying Shares as of September 30, 2025 [1]	Notes
			Outstanding as of April 1, 2025	Granted during the Reporting Period	Exercised during the Reporting Period	Lapsed/ forfeited during the Reporting Period [9]	Outstanding as of September 30, 2025		
Directors and chief executive officer of our Company									
Eddie Yongming WU	November 25, 2023	78.37	2,000,000	-	-	-	2,000,000	16,000,000	Note 2
J. Michael EVANS	July 31, 2015	79.96	2,000,000	-	1,000,000	-	1,000,000	8,000,000	Note 3, 6
	May 13, 2024	84.60	150,000	-	-	-	150,000	1,200,000	Note 4
Other grantees by category									
Employee participants	May 10, 2015 to March 12, 2022	23.00 to 182.48	2,385,667	-	842,667	1,000,000	543,000	4,344,000	Notes 5, 7
Related entity participant [10]	March 12, 2022	23.00	100,000	-	100,000	-	-	-	Notes 5, 8
Total			**6,635,667**	**-**	**1,942,667**	**1,000,000**	**3,693,000**	**29,544,000**	

Notes:

1. Eight Shares are issuable upon the exercise of each share option.

2. The share options vest over a period of 5 years and are exercisable within 10 years after date of grant.

3. The share options vest over a period of 6 years and are exercisable within 12 years after date of grant.

4. The share options vest over a period of 2 years and are exercisable within 8 years after date of grant.

5. The share options vest over a period of up to 9 years and are exercisable within up to 12 years after date of grant.

6. The closing price of ADSs traded on the NYSE immediately before the date on which the share options were exercised during the Reporting Period was US$123.90.

7. For employee participants, the weighted average closing price of ADSs traded on the NYSE immediately before the dates on which the share options were exercised during the Reporting Period was US$114.78.

8. For related entity participant, the weighted average closing price of ADSs traded on the NYSE immediately before the date on which the share options were exercised during the Reporting Period was US$118.09.

9. No share options granted were cancelled during the Reporting Period.

10. A related entity participant is an employee of an associated company in which our Company owns, directly or indirectly, securities or interests representing 20% or more of its voting power.

The 2024 Plan

The 2024 Plan was approved at our annual general meeting of shareholders held in August 2024. The purpose of the 2024 Plan is to provide incentives to attract, motivate and retain the grantees and align the interests of the grantees with those of our shareholders. It provides for the granting of restricted share units, stock options, restricted shares and share appreciation rights to any participant who is an employee, an executive director or a service provider.

As of April 1, 2025 and September 30, 2025, the number of share-based awards available for grant under the scheme mandate was 473,488,465 Shares (equivalent to approximately 59,186,058 ADSs) and 411,246,946 Shares (equivalent to approximately 51,405,868 ADSs), respectively.

As of April 1, 2025 and September 30, 2025, the number of share-based awards available for grant under the service provider sub-limit was 93,716,369 Shares (equivalent to 11,714,546 ADSs).

Details of movements of RSUs under the 2024 Plan during the Reporting Period are as follows:

Name [3]	Date of grant	Outstanding as of April 1, 2025	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed/ forfeited during the Reporting Period [8]	Outstanding as of September 30, 2025	Number of underlying Shares as of September 30, 2025 [2]	Notes
		Number of RSUs [1],[2]						
Employee participants	November 19, 2024 and February 24, 2025	9,435,535	-	1,456,534	236,200	7,742,801	7,742,801	Notes 4, 5
	May 23, 2025, June 13, 2025 and September 4, 2025	-	63,594,318	3,209,796	1,116,599	59,267,923	59,267,923	Notes 5, 6, 7
Total		**9,435,535**	**63,594,318**	**4,666,330**	**1,352,799**	**67,010,724**	**67,010,724**	

Notes:

1. The purchase price of all RSUs granted is nil.

2. One Share is issuable upon the vesting of each RSU.

3. No RSUs were granted under the 2024 Plan to directors during the Reporting Period. As at September 30, 2025, no directors were holding any outstanding awards under the 2024 Plan.

4. The RSUs granted to employee participants vest over a period of up to 6 years.

5. For employee participants, the weighted average closing price of the Shares traded on the Hong Kong Stock Exchange immediately before the dates on which the RSUs were vested during the Reporting Period was HK$113.70.

6. The following grants of RSUs were made to employee participants during the Reporting Period. These RSUs vest over up to 6 years without any performance target, except that certain RSUs granted to selected participants on May 23, 2025 are subject to satisfaction of certain performance targets based on the financial or operational indicators of the relevant segments as determined by the administrator of the 2024 Plan.

Date of grant	Number of RSUs granted	Number of underlying Shares	Closing price of shares immediately before date of grant (HK$)	Fair value of each RSU as of date of grant (HK$)
May 23, 2025	53,429,597	53,429,597	119.10	118.78
June 13, 2025	7,687,091	7,687,091	114.60	114.60
September 4, 2025	2,477,630	2,477,630	134.10	130.31
	63,594,318	**63,594,318**		

7. In accordance with the accounting standards and policies adopted for preparing our Company's financial statements, the fair values of RSUs granted during the Reporting Period were determined with reference to the fair values of the underlying Shares on grant date.

8. No RSUs granted were cancelled during the Reporting Period.

The 2024 Plan (Existing Shares)

The 2024 Plan (Existing Shares) was approved by our board in August 2024. The purpose of the 2024 Plan (Existing Shares) is to provide incentives to attract, motivate and retain the grantees and align the interests of the grantees with those of our shareholders. It provides for the granting of restricted share units, stock options, restricted shares and share appreciation rights to any participant who is an employee, a director or a service provider. The 2024 Plan (Existing Shares) is funded by existing Shares, therefore it does not constitute a scheme involving the new issuance of Shares as referred to in Chapter 17 of the Hong Kong Listing Rules but is subject to the applicable disclosure requirements under Rule 17.12 of the Hong Kong Listing Rules.

PURCHASE, SALE OR REDEMPTION OF OUR COMPANY'S LISTED SECURITIES

During the Reporting Period, our Company repurchased a total of 73 million Shares on the NYSE for an aggregate consideration of US$1.0 billion.

Details of the Shares repurchased on the NYSE are as follows:

Month of repurchase	Number of Shares underlying ADSs repurchased [1]	Highest price paid (US$)	Lowest price paid (US$)	Aggregate consideration paid (US$, in millions)
April 2025	30,630,480	16.76	11.97	427
May 2025	13,559,320	16.79	14.02	210
June 2025	11,685,192	15.00	13.92	168
July 2025	11,019,160	15.00	12.96	154
August 2025	5,839,336	15.00	14.52	87
Total	72,733,488			1,046

Note:

1.   Each ADS represents eight Shares.

As of the date of this Interim Report, all the Shares repurchased during the Reporting Period have been cancelled.

Save as disclosed above, neither our Company nor any of its subsidiaries purchased, sold or redeemed any of our Company's securities listed on the Hong Kong Stock Exchange or the NYSE (including sale of treasury shares) during the Reporting Period. As of September 30, 2025, our Company did not hold any treasury shares as defined in the Hong Kong Listing Rules.

OTHER INFORMATION

Corporate Governance

Compliance with the Corporate Governance Code

To the knowledge of the Company and our directors, we have complied with all applicable code provisions set out in the Corporate Governance Code as set forth in Part 2 of Appendix C1 to the Hong Kong Listing Rules for the six months ended September 30, 2025.

Compliance with the Model Code

We have adopted our own trading guidelines, on terms no less exacting than the required standard set out in the Model Code as set forth in Appendix C3 to the Hong Kong Listing Rules, to regulate, among others, all dealings by directors and relevant employees of securities in the Company.

Having made specific enquiry of all directors, all directors confirmed that they have complied with our trading guidelines during the six months ended September 30, 2025.

Audit Committee Review

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

- selecting, and evaluating the qualifications, performance and independence of the independent auditor;

- pre-approving or, as permitted, approving auditing and non-auditing services permitted to be performed by the independent auditor;

- assessing the adequacy of our internal accounting controls and audit procedures;

- reviewing with the independent auditor any audit problems or difficulties and management's response;

- reviewing and approving related party transactions (as defined in Form 20-F) and connected transactions (as required under the Hong Kong Listing Rules);

- reviewing and discussing the quarterly reports, half-year reports and annual reports with management and the independent auditor;

- establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

- meeting separately, periodically, with management, internal auditors and the independent auditor; and

- reporting regularly to the full board of directors.

Our audit committee has reviewed our unaudited condensed consolidated interim financial statements for the six months ended September 30, 2025, and has met with the independent auditor of the Company,

PricewaterhouseCoopers. Our audit committee has also discussed the accounting policies and practices adopted by us, as well as internal control and financial reporting matters.

Our unaudited condensed consolidated interim financial statements for the six months ended September 30, 2025 have been reviewed by the independent auditor of the Company, PricewaterhouseCoopers, in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

Interim Dividend

Our board did not recommend the distribution of an interim dividend for the Reporting Period.

Use of Proceeds from the Notes Offerings

September 2025 Notes Offering

In September 2025, we completed a private offering (the "**September 2025 Notes Offering**") of US$3.168 billion aggregate principal amount of Zero Coupon Convertible Senior Notes due 2032 (the "**September 2025 Notes**"). In connection with the September 2025 Notes Offering, we also entered into capped call transactions (the "**Capped Call Transactions**") with certain financial institutions at the costs of US$184 million. The cap price of the Capped Call Transactions is initially US$235.46 per ADS (subject to certain adjustments), which represents a premium of 60% over the closing price of the ordinary shares on the Hong Kong Stock Exchange on the date of pricing of the Notes Offering of HK$143.30, which is converted and multiplied by eight, the ordinary-share-to-ADS ratio to, US$147.16 (the "**Reference Share Price**"). The September 2025 Notes have been offered to certain non-U.S. persons in offshore transaction in reliance on Regulation S under the U.S. Securities Act.

The Company intended to use the net proceeds from the September 2025 Notes Offering for general corporate purposes, with a strategic focus on strengthening its cloud infrastructure capabilities and international commerce business operations. Specifically, the allocation will include approximately 80% directed towards enhancing its cloud infrastructure, which encompasses scaling up data centers, upgrading technology, and improving services to meet growing demand. The remaining 20% will be invested in expanding international commerce operations, focusing on operational investments that will enable the Company to enhance its market presence and efficiency.

The September 2025 Notes will mature on September 15, 2032, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. Prior to the close of business on the business day immediately preceding March 15, 2032, holders will have the right to convert all or any portion of their Notes, in multiples of US$1,000 principal amount, only upon satisfaction of certain conditions. On or after March 15, 2032, until the close of business on the third scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their Notes, in multiples of US$1,000 principal amount, at their option at any time irrespective of the foregoing conditions. Upon conversion, we retain flexibility to control any potential dilution with full discretion to settle the conversions in cash or ADSs, or a combination of both. Holders may also elect to receive ordinary shares in lieu of any ADSs upon conversion.

The initial conversion rate for the Notes is 5.1773 ADSs per US$1,000 principal amount of the September 2025 Notes, which is equivalent to an initial conversion price of approximately US$193.15 per ADS (or HK$188.08 per ordinary share, as converted and divided by eight, the ordinary-share-to-ADS ratio). The initial conversion price represents a premium of approximately 31.25% over the Reference Share Price, and the conversion rate will be subject to adjustment in some events, including but not limited to a share split, a share combination, cash distributions, certain issuances of rights, options or warrants, distribution of capital stock, certain tender or exchange offers, and certain other dilutive events.

The net price of each conversion share, based on the estimated net proceeds of approximately US$3.13 billion and 16,401,686 conversion shares (in the form of ADSs) that are issuable under the September 2025 Notes (excluding adjustment and make-whole adjustments), is expected to be approximately US$190.60. Upon exercise in full of the conversion rights attached to the September 2025 Notes at the initial conversion price of US$193.15 per ADS (equivalent to HK$188.08 per ordinary share, as converted and divided by eight, the ordinary-share-to-ADS ratio), a total of approximately 16,401,686 ADSs (or 131,213,488 ordinary shares) will be issued.

For further details of the September 2025 Notes Offering, please see the announcements of our Company dated September 11, 2025 and September 17, 2025.

The net proceeds raised from the September 2025 Notes Offering were used according to the intentions as disclosed in the announcement of our Company dated September 11, 2025. As of September 30, 2025, the unutilized proceeds amounted to US$2,400 million. A summary of the utilization of the net proceeds from the September 2025 Notes Offering as of September 30, 2025 is as follows:

General Corporate purposes	Net proceeds from the September 2025 Notes Offering (US$ in millions)	Amount of net proceeds utilized during the reporting period (US$ in millions)	Actual use of proceeds up to September 30, 2025 (US$ in millions)
Enhancing its cloud infrastructure	2,504	443	443
Expanding international commerce operations	626	287	287
Total	**3,130**	**730**	**730**

DEFINITIONS

Conventions that apply to this Interim Report

Unless the context otherwise requires, references in this interim report to:

- "**2014 Plan**" is to the 2014 Post-IPO Equity Incentive Plan, which we adopted on September 2, 2014 and amended and restated on February 12, 2020 and May 25, 2022;

- "**2024 Plan**" is to the 2024 Equity Incentive Plan, which we adopted on August 22, 2024;

- "**2024 Plan (Existing Shares)**" is to the 2024 Equity Incentive Plan (Existing Shares), which we adopted on August 26, 2024;

- "**ADS(s)**" are to the American depositary share(s), each of which represents eight Shares;

- "**Alibaba**," "**Alibaba Group**," "**the Group**," "**Company**," "**our company**," "**we**," "**our**" or "**us**" are to Alibaba Group Holding Limited, a company incorporated in the Cayman Islands with limited liability on June 28, 1999 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries, from time to time;

- "**Articles**" or "**Articles of Association**" is to our Amended and Restated Articles of Association (as amended and restated from time to time), adopted on September 30, 2020 and amended on August 22, 2024;

- "**board**" or "**board of directors**" is to our board of directors, unless otherwise stated;

- "**Corporate Governance Code**" is to the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules;

- "**director(s)**" are to member(s) of our board, unless otherwise stated;

- "**Hong Kong Listing Rules**" are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

- "**Hong Kong Stock Exchange**" is to The Stock Exchange of Hong Kong Limited;

- "**Model Code**" is to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Hong Kong Listing Rules;

- "**NYSE**" is to the New York Stock Exchange;

- "**Reporting Period**" is to the six months ended September 30, 2025;

- "**RSU(s)**" are to restricted share unit(s);

- "**SEC**" is to the United States Securities and Exchange Commission;

- "**SFO**" is to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;

- "**Share Split**" is to the subdivision of each ordinary share into eight Shares, pursuant to which the par value of our Shares was correspondingly changed from US$0.000025 per Share to US$0.000003125 per Share, with effect from July 30, 2019; immediately after the Share Split became effective, our authorized share capital became US$100,000 divided into 32,000,000,000 Shares of par value US$0.000003125 per Share;

- "**shareholder(s)**" are to holder(s) of Shares and, where the context requires, ADSs;

- "**Share(s)**" or "**ordinary share(s)**" are to ordinary share(s) in our capital with par value of US$0.000003125 each;

- "**substantial shareholder(s)**" has the meaning ascribed to it under the Hong Kong Listing Rules;

- "**U.S.**" or "**United States**" is to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;

- "**US$**" or "**U.S. dollars**" are to the lawful currency of the United States;

- "**U.S. Exchange Act**" is to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

- "**U.S. Securities Act**" is to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

ALIBABA GROUP HOLDING LIMITED
INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Report on Review of Interim Financial Information
To the Board of Directors of Alibaba Group Holding Limited
(incorporated in the Cayman Islands with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 46 to 81, which comprises the condensed consolidated balance sheet of Alibaba Group Holding Limited (the "Company") and its subsidiaries (together, the "Group") as at September 30, 2025 and the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in shareholders' equity and the condensed consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, December 4, 2025

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

		Six months ended September 30,		
		2024	2025	
		RMB	RMB	US$
				(Note 2(a))
		(in millions, except per share data)		
	Notes			
Revenue	4, 16	479,739	495,447	69,595
Cost of revenue	16	(290,135)	(287,210)	(40,344)
Product development expenses	16	(27,555)	(32,096)	(4,509)
Sales and marketing expenses	16	(65,167)	(119,674)	(16,811)
General and administrative expenses	16	(23,057)	(14,778)	(2,076)
Amortization and impairment of intangible assets		(3,441)	(1,633)	(229)
Other gains, net		851	297	42
Income from operations		71,235	40,353	5,668
Interest and investment income, net		17,129	37,468	5,263
Interest expense		(4,615)	(4,995)	(702)
Other (expense) income, net	16	(1,221)	1,329	187
Income before income tax and share of results of equity method investees		82,528	74,155	10,416
Income tax expenses	5	(17,442)	(14,415)	(2,024)
Share of results of equity method investees		2,483	3,254	457
Net income		67,569	62,994	8,849
Net loss (income) attributable to noncontrolling interests		854	(1,326)	(187)
Net income attributable to Alibaba Group Holding Limited		68,423	61,668	8,662
(Accretion) Reversal of accretion of mezzanine equity		(280)	2,438	343
Net income attributable to ordinary shareholders		68,143	64,106	9,005
Earnings per share attributable to ordinary shareholders	7			
Basic		3.58	3.45	0.49
Diluted		3.50	3.34	0.47
Earnings per ADS attributable to ordinary shareholders (one ADS equals eight ordinary shares)	7			
Basic		28.62	27.63	3.88
Diluted		28.00	26.73	3.75
Weighted average number of shares used in computing earnings per share (million shares)	7			
Basic		19,045	18,562	
Diluted		19,459	19,154	

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended September 30,		
	2024	**2025**	
	RMB	**RMB**	**US$**
			(Note 2(a))
		(in millions)	
Net income	67,569	62,994	8,849
Other comprehensive income (loss):			
- Foreign currency translation:			
Change in unrealized losses, net of tax	(3,699)	(5,081)	(714)
- Share of other comprehensive income (loss) of equity method investees:			
Change in unrealized gains (losses)	350	(40)	(6)
- Interest rate swaps under hedge accounting and others:			
Change in unrealized gains	60	1	—
Other comprehensive loss	(3,289)	(5,120)	(720)
Total comprehensive income	64,280	57,874	8,129
Total comprehensive loss (income) attributable to noncontrolling interests	1,119	(273)	(38)
Total comprehensive income attributable to ordinary shareholders	65,399	57,601	8,091

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Notes	As of March 31, 2025 RMB	As of September 30, 2025 RMB	As of September 30, 2025 US$ (Note 2(a))
			(in millions)	
Assets				
Current assets:				
Cash and cash equivalents		145,487	135,069	18,973
Short-term investments		228,826	193,246	27,145
Restricted cash and escrow receivables		43,781	40,374	5,671
Equity securities and other investments	8	53,780	45,257	6,357
Prepayments, receivables and other assets		202,175	232,673	32,684
Total current assets		674,049	646,619	90,830
Equity securities and other investments	8	356,818	411,953	57,867
Prepayments, receivables and other assets		83,431	96,927	13,615
Investments in equity method investees		210,169	206,862	29,058
Property and equipment, net		203,348	246,539	34,631
Intangible assets, net	10	20,911	19,429	2,729
Goodwill	11	255,501	255,551	35,897
Total assets		1,804,227	1,883,880	264,627
Liabilities, mezzanine equity and shareholders' equity				
Current liabilities:				
Current bank borrowings		22,562	26,288	3,693
Income tax payable		11,638	5,588	785
Accrued expenses, accounts payable and other liabilities	12	332,537	340,769	47,868
Merchant deposits		274	251	35
Deferred revenue and customer advances		68,335	71,241	10,007
Total current liabilities		435,346	444,137	62,388
Deferred revenue		4,536	4,496	632
Deferred tax liabilities		48,454	46,802	6,574
Non-current bank borrowings		49,909	63,566	8,929
Non-current unsecured senior notes		122,398	120,504	16,927
Non-current convertible unsecured senior notes	13	35,834	57,481	8,074
Non-current exchangeable bonds	14	—	13,755	1,932
Other liabilities	12	17,644	21,354	3,000
Total liabilities		714,121	772,095	108,456

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of September 30,	
	2025	2025	
	RMB	RMB	US$
			(Note 2(a))
		(in millions)	
Commitments and contingencies			
Mezzanine equity	11,713	9,884	1,388
Shareholders' equity:			
Ordinary shares, US$0.000003125 par value; 32,000,000,000 shares authorized as of March 31 and September 30, 2025; 18,474,235,708 and 18,551,943,896 shares issued and outstanding as of March 31 and September 30, 2025 respectively	1	1	—
Additional paid-in capital	381,379	387,147	54,382
Treasury shares, at cost	(36,329)	(36,162)	(5,080)
Statutory reserves	15,936	16,286	2,288
Accumulated other comprehensive income (loss)			
Cumulative translation adjustments	3,286	(1,670)	(234)
Unrealized gains on interest rate swaps and others	107	109	15
Retained earnings	645,478	666,784	93,663
Total shareholders' equity	1,009,858	1,032,495	145,034
Noncontrolling interests	68,535	69,406	9,749
Total equity	1,078,393	1,101,901	154,783
Total liabilities, mezzanine equity and equity	1,804,227	1,883,880	264,627

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary shares		Additional paid-in capital	Treasury shares	Statutory reserves	Accumulated other comprehensive income (loss)		Retained earnings	Total shareholders' equity	Noncontrolling interests	Total equity
	Share	Amount				Cumulative translation adjustments	Unrealized gains (losses) on interest rate swaps and others				
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
					(in millions, except per share data)						
Balance as of April 1, 2024	19,469,126,956	1	397,999	(27,684)	14,733	3,635	(37)	597,897	986,544	115,327	1,101,871
Foreign currency translation adjustment, net of tax	—	—	—	—	—	(3,541)	—	—	(3,541)	(158)	(3,699)
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(42)	—	—	335	15	—	308	—	308
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	60	—	60	—	60
Net income for the period	—	—	—	—	—	—	—	68,423	68,423	(961)	67,462
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	187	187
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	178,297,456	—	—	—	—	—	—	—	—	—	—
Repurchase and retirement of ordinary shares	(1,027,554,280)	—	(21,096)	(8,501)	—	—	—	(42,216)	(71,813)	—	(71,813)
Transactions with noncontrolling interests	—	—	2,357	—	—	—	—	—	2,357	(23,852)	(21,495)
Amortization of compensation cost	—	—	5,819	—	—	—	—	—	5,819	1,962	7,781
Declaration of dividends	—	—	—	—	—	—	—	(29,340)	(29,340)	—	(29,340)
Capped call transactions	—	—	(4,612)	—	—	—	—	—	(4,612)	—	(4,612)
Appropriation to statutory reserves	—	—	—	—	1,152	—	—	(1,152)	—	—	—
Others	—	—	(280)	—	—	—	—	—	(280)	(144)	(424)
Balance as of September 30, 2024	18,619,870,132	1	380,145	(36,185)	15,885	429	38	593,612	953,925	92,361	1,046,286

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

	Ordinary shares		Additional paid-in capital	Treasury shares	Statutory reserves	Accumulated other comprehensive income (loss)		Retained earnings	Total shareholders' equity	Noncontrolling interests	Total equity
						Cumulative translation adjustments	Unrealized gains (losses) on interest rate swaps and others				
	Share	Amount									
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
						(in millions, except per share data)					
Balance as of April 1, 2025	18,474,235,708	1	381,379	(36,329)	15,936	3,286	107	645,478	1,009,858	68,535	1,078,393
Foreign currency translation adjustment, net of tax	—	—	—	—	—	(3,643)	7	—	(3,636)	(166)	(3,802)
Share of additional paid-in capital and other comprehensive income of equity method investees	—	—	(129)	—	—	(34)	(6)	—	(169)	—	(169)
Change in fair value of interest rate swaps under hedge accounting and others	—	—	—	—	—	—	1	—	1	—	1
Net investment hedge	—	—	—	—	—	(1,279)	—	—	(1,279)	—	(1,279)
Net income for the period	—	—	—	—	—	—	—	61,668	61,668	439	62,107
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	2	2
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	—	—	(80)	(80)
Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options	150,441,676	—	1,038	—	—	—	—	—	1,038	—	1,038
Repurchase and retirement of ordinary shares	(72,733,488)	—	(1,737)	167	—	—	—	(5,965)	(7,535)	—	(7,535)
Transactions with noncontrolling interests	—	—	68	—	—	—	—	—	68	(315)	(247)
Amortization of compensation cost	—	—	5,397	—	—	—	—	—	5,397	1,075	6,472
Declaration of dividends	—	—	—	—	—	—	—	(34,047)	(34,047)	—	(34,047)
Capped call transactions	—	—	(1,309)	—	—	—	—	—	(1,309)	—	(1,309)
Appropriation to statutory reserves	—	—	—	—	350	—	—	(350)	—	—	—
Others	—	—	2,440	—	—	—	—	—	2,440	(84)	2,356
Balance as of September 30, 2025	18,551,943,896	1	387,147	(36,162)	16,286	(1,670)	109	666,784	1,032,495	69,406	1,101,901

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended September 30,		
	2024	**2025**	
	RMB	**RMB**	**US$**
			(Note 2(a))
		(in millions)	
Cash flows from operating activities:	65,074	30,771	4,322
Cash flows from investing activities:			
Decrease in short-term investments, net	105,470	12,972	1,822
Increase in other treasury investments, net	(113,387)	(24,091)	(3,384)
Settlement of forward exchange contracts, net	311	(111)	(16)
Acquisitions of equity and debt securities, and others	(3,905)	(18,690)	(2,625)
Disposals of equity and debt securities, and others	5,772	35,390	4,971
Acquisitions of equity method investees	(1,964)	(1,179)	(165)
Disposals of and distributions from equity method investees	737	2,426	341
Acquisitions of land use rights, property and equipment	(29,585)	(70,177)	(9,858)
Disposals of property and equipment	1,475	239	34
Cash received (paid) for business combinations, net of cash acquired	62	(62)	(9)
Deconsolidation and disposal of subsidiaries, net of cash proceeds	—	11,825	1,661
Loans to employees, net of repayments	149	134	19
Net cash used in investing activities	(34,865)	(51,324)	(7,209)
Cash flows from financing activities:			
Issuance of ordinary shares	1	1,038	146
Repurchase of ordinary shares	(72,889)	(7,638)	(1,073)
Dividend distribution	(29,022)	(33,621)	(4,723)
Proceeds from convertible unsecured senior notes, net of debt issuance cost	35,677	22,303	3,133
Payments for capped call transactions	(4,612)	(1,309)	(184)
Acquisition of additional equity interests in non-wholly owned subsidiaries	(19,947)	(1,155)	(162)
Dividends paid by non-wholly owned subsidiaries to noncontrolling interests	(116)	(306)	(43)
Contingent consideration payments made after a business combination	(149)	(81)	(11)
Capital injection from noncontrolling interests	2,636	168	24
Proceeds from exchangeable bonds, net of debt issuance cost	—	10,986	1,543
Proceeds from bank borrowings and other borrowings, net of upfront fee payment for a syndicated loan	22,098	37,805	5,310
Repayment of bank borrowings	(20,041)	(20,019)	(2,812)
Net cash (used in) provided by financing activities	(86,364)	8,171	1,148
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(1,797)	(1,443)	(203)
Decrease in cash and cash equivalents, restricted cash and escrow receivables	(57,952)	(13,825)	(1,942)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	286,424	189,268	26,586
Cash and cash equivalents, restricted cash and escrow receivables at end of period	228,472	175,443	24,644

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 and 2025

1. **Organization and principal activities**

Alibaba Group Holding Limited (the "Company") is a limited liability company, which was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries and variable interest entities. In these unaudited condensed consolidated financial statements, where appropriate, the term "Company" also refers to its subsidiaries as a whole. The Company provides the technology infrastructure and marketing reach to help merchants, brands, retailers and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way.

The Company's businesses comprise Alibaba China E-commerce Group, Alibaba International Digital Commerce Group, Cloud Intelligence Group and All others. An ecosystem has developed around the Company's platforms and businesses that consists of consumers, merchants, brands, retailers, enterprises, third-party service providers, strategic alliance partners and other businesses.

The Company's American depositary shares ("ADSs") are listed on the New York Stock Exchange ("NYSE") under the symbol "BABA" and the Company's ordinary shares are listed on the Hong Kong Stock Exchange ("HKSE") under the stock codes "9988 (HKD Counter)" and "89988 (RMB Counter)."

2. **Summary of significant accounting policies**

(a) **Basis of presentation**

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial reporting and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time ("Hong Kong Listing Rules"). Accordingly, they do not include all of the information and footnote disclosures required by U.S. GAAP for a complete set of financial statements. These unaudited condensed consolidated financial statements include all adjustments of a normal recurring nature necessary to a fair statement of the results for the interim periods presented. Results of operations for an interim period are not necessarily indicative of results for the entire year.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended March 31, 2025. There were no significant changes to our significant accounting policies from the audited consolidated financial statements for the preceding fiscal year, except that the accounting policies relating to derivatives and hedging (Note 2(d)) and borrowings (Note 2(e)) were updated as a result of the issuance of exchangeable bonds.

Translations of balances in the unaudited condensed consolidated balance sheet, unaudited condensed consolidated income statements, unaudited condensed consolidated statement of comprehensive income and unaudited condensed consolidated statement of cash flows from RMB into the United States Dollar ("US$") as of and for the six months ended September 30, 2025 are solely for the convenience of the readers and are calculated at the rate of US$1.00=RMB7.1190, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 and 2025

2. **Summary of significant accounting policies (Continued)**

(b) Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(c) Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the PRC-registered entities directly or indirectly owned by the Company ("WFOEs") and variable interest entities ("VIEs") over which the Company is the primary beneficiary for accounting purposes only. All transactions and balances among the Company, its subsidiaries and the VIEs have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the unaudited condensed consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate. The nature of the businesses and activities of the consolidated VIEs have not changed materially from the preceding fiscal year.

The following financial information of the consolidated VIEs and their subsidiaries was recorded in the accompanying unaudited condensed consolidated financial statements:

	As of March 31, 2025	As of September 30, 2025
	RMB	RMB
	(in millions)	
Cash and cash equivalents and short-term investments	10,621	8,807
Investments in equity method investees and equity securities and other investments	37,117	35,335
Accounts receivable and contract assets, net of allowance	18,408	18,666
Amounts due from non-VIE subsidiaries of the Company	53,792	51,309
Property and equipment, net and intangible assets, net	19,911	37,527
Others	40,429	56,590
Total assets	180,278	208,234
Amounts due to non-VIE subsidiaries of the Company	113,332	131,635
Accrued expenses, accounts payable and other liabilities	50,521	60,882
Deferred revenue and customer advances	19,126	18,669
Total liabilities	182,979	211,186

	Six months ended September 30,	
	2024	2025
	RMB	RMB
	(in millions)	
Revenue (i)	67,739	77,466
Net income	2,103	2,442
Net cash provided by operating activities	12,118	2,817
Net cash used in investing activities	(28,993)	(31,914)
Net cash provided by financing activities	8,625	27,034

(i) Revenue generated by the VIEs are primarily from cloud services, digital media and entertainment services and others.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 and 2025

2.   Summary of significant accounting policies (Continued)

(d)   Derivatives and hedging

Contracts that meet the definition of a derivative and an embedded derivative that is not closely related to the host contract are generally recognized on the unaudited condensed consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative assets or liabilities are either recognized periodically in the unaudited condensed consolidated income statements or in other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting and are so designated as cash flow hedges, fair value hedges or net investment hedges. The capped call transactions in connection with the issuance of the convertible unsecured senior notes meet the scope exception for contracts in an entity's own equity provided in ASC 815 "Derivatives and Hedging" and are recognized in shareholders' equity. Other instruments involving an entity's own equity that do not meet the scope exception for contracts in an entity's own equity provided in ASC 815 are classified as assets or liabilities and recorded at fair value.

To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the hedging instrument that is being used and how hedge effectiveness is being assessed. A hedging instrument has to be effective in accomplishing the objective of offsetting changes in the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the hedging instrument to those of the hedged item due to the hedged risk. Quantitative methods include a comparison of the changes in the value or discounted cash flow of the hedging instrument to those of the hedged item due to the hedged risk. A hedging relationship is considered effective if the results of the hedging instrument are within a ratio of 80% to 125% of the results of the hedged item.

Cash flow hedges

Interest rate swaps designated as hedging instruments to hedge against the cash flows attributable to recognized assets or liabilities or forecasted payments may qualify as cash flow hedges. The Company entered into interest rate swap contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. All changes in the fair value of interest rate swaps that are designated and qualify as cash flow hedges are recognized in accumulated other comprehensive income. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings. The Company has elected the optional expedients under ASC 848 "Reference Rate Reform" for certain existing interest rate swaps that are designated as cash flow hedges in the hedging relationship designation and the assessment of probability of forecasted transaction and hedge effectiveness.

Net investment hedges

The Company uses cross currency swap ("CCS") contracts and RMB denominated unsecured senior notes and borrowings to hedge the foreign currency risk associated with investments in net assets of certain PRC subsidiaries held by the Company which are designated as net investment hedges. The Company excludes the changes in the fair value of the CCS contracts attributable to changes other than those due to fluctuations in the spot exchange rate from the assessment of hedge effectiveness and the value of such excluded component is recognized in interest expenses in the unaudited condensed consolidated income statement over the life of the hedging instrument under a systematic and rational method. Changes in the value of the hedging instruments due to fluctuations in the spot foreign currency exchange rates designated in net investment hedges are recognized in accumulated other comprehensive income to offset the cumulative translation adjustments relating to those subsidiaries. For the six months ended September 30, 2025, the losses recognized in accumulated other comprehensive income from changes in value of the CCS contracts and the non-derivative financial instruments designated as net investment hedges amounted to RMB1,279 million.

Amounts accumulated are reclassified from accumulated other comprehensive income and recognized in the unaudited condensed consolidated income statements upon disposal of those subsidiaries. Once the hedge becomes ineffective, hedge accounting is discontinued prospectively. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 and 2025

2. **Summary of significant accounting policies (Continued)**

(e) **Borrowings**

Borrowings consist of bank borrowings, unsecured senior notes, convertible unsecured senior notes and exchangeable bonds. Bank borrowings and unsecured senior notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the unaudited condensed consolidated income statements over the estimated term of the facilities using the effective interest method. Convertible unsecured senior notes are accounted for in its entirety as liabilities, and the embedded conversion feature is not required to be accounted for separately under ASC 815. Exchangeable bonds are accounted for under the fair value option with changes in fair value recorded in the unaudited condensed consolidated income statements.

(f) **Recent accounting pronouncements**

In July 2025, the Financial Accounting Standards Board ("FASB") issued ASU 2025-05, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets". The amendments provide all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The new guidance is required to be applied prospectively. This guidance is effective for the Company for the year ending March 31, 2027. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In September 2025, the FASB issued ASU 2025-06, "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software", which removes all references to prescriptive and sequential software development stages ("project stages") throughout Subtopic 350-40. The amendments provide guidance on determining whether there is significant development uncertainty in evaluating the probable-to-complete recognition threshold. The amendments also supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs. This guidance also specifies the disclosures requirements for capitalized internal-use software costs. The new guidance is required to be applied using either the prospective transition approach, the modified transition approach or the retrospective transition approach. This guidance is effective for the Company for the year ending March 31, 2029. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In November 2025, the FASB issued ASU 2025-08, "Financial Instruments—Credit Losses (Topic 326): Purchased Loans", which defines purchased seasoned loans and expands the use of the gross-up approach in ASC 326 to the purchased seasoned loans. The new guidance is required to be applied prospectively to loans that are acquired on or after the initial application date. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In November 2025, the FASB issued ASU 2025-09, "Derivatives and Hedging (Topic 815): Hedge Accounting Improvements", which clarifies certain aspects of the guidance on hedge accounting and addresses several incremental hedge accounting issues arising from the global reference rate reform initiative. The amendments include: (i) expanding the hedged risks permitted to be aggregated in a group of individual forecasted transactions in a cash flow hedge and clarifying the circumstance under which a group of individual forecasted transactions can be considered to have a similar risk exposure; (ii) providing a model to facilitate the application of cash flow hedge accounting to forecasted interest payments on choose-your-rate debt instruments; (iii) expanding hedge accounting for forecasted purchases and sales of nonfinancial assets; (iv) eliminating the requirement to apply the net written option test to a compound derivative comprising a swap and a written option designated as the hedging instrument in a cash flow hedge or a fair value hedge of interest rate risk; and (v) eliminating the recognition and presentation mismatch related to a dual hedge strategy. The new guidance is required to be applied prospectively for all hedging relationships. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

3. **Significant mergers and acquisitions, investments and dispositions**

   Disposal of Trendyol GO

   In May 2025, the Company entered into a sale and purchase agreement to sell 85% of the equity interest in Trendyol GO, a wholly-owned subsidiary of Trendyol that operates local service business in Türkiye (the "Disposal"). The cash consideration for the Disposal is approximately US$0.7 billion (RMB5 billion). The Disposal was completed during the six months ended September 30, 2025, and a gain arising from the Disposal of approximately RMB6 billion was recorded in interest and investment income, net in the unaudited condensed consolidated income statements for the six months ended September 30, 2025, primarily taking into consideration (i) the cash considerations received, (ii) the carrying values of the net assets of Trendyol GO, and (iii) the fair value of the 15% retained equity interest in Trendyol GO.

4. Revenue

Revenue by segment is as follows:

	Six months ended September 30,	
	2024	**2025**
	RMB	**RMB**
	(in millions)	
Alibaba China E-commerce Group:		
E-commerce (i)		
- Customer management	152,755	168,179
- Direct sales, logistics and others (ii)	50,233	53,331
	202,988	221,510
Quick commerce (iii)	27,517	37,690
China commerce wholesale (iv)	11,938	13,450
Total Alibaba China E-commerce Group:	242,443	272,650
Alibaba International Digital Commerce Group:		
International commerce retail (v)	49,309	56,463
International commerce wholesale (vi)	11,656	13,077
Total Alibaba International Digital Commerce Group	60,965	69,540
Cloud Intelligence Group (vii)	56,159	73,222
All others (viii)	165,837	121,568
Unallocated	888	1,096
Inter-segment elimination (ix)	(46,553)	(42,629)
Consolidated revenue	**479,739**	**495,447**

(i) Revenue from E-commerce is primarily generated from Alibaba China E-commerce Group and includes primarily revenue from customer management services, sales of goods and logistics services.

(ii) Revenue from direct sales, logistics and other revenue under Alibaba China E-commerce Group primarily represents direct sales businesses of Tmall Supermarket, Tmall Global and other businesses, and primarily consists of revenue from sales of goods, as well as logistics services.

(iii) Revenue from Quick commerce is primarily generated from through "Taobao Instant Commerce" and the Ele.me app. Quick commerce revenue is net of subsidies that are contra revenue, and includes primarily revenue from logistics services and customer management services.

(iv) Revenue from China commerce wholesale is primarily generated from 1688.com and includes revenue from membership fees and related value-added services and customer management services.

(v) Revenue from International commerce retail is primarily generated from AliExpress, Trendyol and Lazada and includes revenue from customer management services, logistics services and sales of goods.

(vi) Revenue from International commerce wholesale is primarily generated from Alibaba.com and includes revenue from membership fees and related value-added services and customer management services.

(vii) Revenue from Cloud Intelligence Group is primarily generated from the provision of cloud services, which include public cloud services and non-public cloud services.

(viii) Revenue from All others represents revenue from businesses including Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Lingxi Games, DingTalk and other businesses. Revenue within All others includes primarily revenue from sales of goods, and logistics services.

(ix) Inter-segment elimination consists of revenue primarily from Cloud Intelligence Group and Cainiao.

4. Revenue (Continued)

(x) As a result of the change in composition in reportable segments (Note 18), the Company reclassified revenue by segment. Comparative figures for the six months ended September 30, 2024 were updated to conform to the segment presentation.

Revenue by type is as follows:

	Six months ended September 30,	
	2024	**2025**
	RMB	**RMB**
	(in millions)	
Customer management services (i)	199,821	223,399
Membership fees and value-added services	23,044	24,035
Logistics services	59,904	68,018
Cloud services	41,326	52,826
Sales of goods	135,837	108,435
Other revenue (ii)	19,807	18,734
	479,739	495,447

(i) Customer management services mainly include cost-per-click ("CPC"), cost-per-thousand impressions ("CPM"), time-based and cost-per-sale ("CPS") marketing services.

(ii) Other revenue includes revenue from self-developed online games and multiple services provided through various platforms and businesses.

The amount of revenue recognized for performance obligations satisfied (or partially satisfied) in prior periods for contracts with expected duration of more than one year during the six months ended September 30, 2024 and 2025 were not material.

Deferred revenue and customer advances of the Company primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. Substantially all of the balances of deferred revenue and customer advances are generally recognized as revenue within one year.

5. **Income tax expenses**

Composition of income tax expenses is as follows:

	Six months ended September 30,	
	2024	**2025**
	RMB	**RMB**
	(in millions)	
Current income tax expense	14,939	13,985
Deferred taxation	2,503	430
	17,442	14,415

The Company's effective tax rate for the six months ended September 30, 2024 and 2025 was 21% and 19%, respectively. For the interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records an income tax provision for the interim period in accordance with the guidance on accounting for income taxes in an interim period.

The tax status of the subsidiaries of the Company with major taxable profits is described below:

- Alibaba (China) Technology Co., Ltd. ("Alibaba China"), Taobao (China) Software Co., Ltd. ("Taobao China") and Zhejiang Tmall Technology Co., Ltd. ("Tmall China"), entities primarily engaged in the operations of the Company's wholesale marketplaces, Taobao and Tmall, respectively, and Alibaba (Beijing) Software Services Co., Ltd ("Alibaba Beijing") and Alibaba (China) Co., Ltd ("China Co."), entities primarily engaged in the operations of technology, software research and development and relevant services, were qualified as High and New Technology Enterprises. For the taxation years of 2024 and 2025, Alibaba China, Taobao China, Tmall China, Alibaba Beijing and China Co. applied an EIT rate of 15% as High and New Technology Enterprises.

Most of the remaining PRC entities of the Company are subject to EIT at 25% for the six months ended September 30, 2024 and 2025.

6. **Share-based compensation expense by function**

Share-based compensation expense by function is as follows:

	Six months ended September 30,	
	2024	**2025**
	RMB	**RMB**
	(in millions)	
Cost of revenue	1,205	913
Product development expenses	3,560	2,862
Sales and marketing expenses	948	958
General and administrative expenses	2,564	2,137
	8,277	6,870

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 and 2025

7. Earnings per share/ADS

Each ADS represents eight ordinary shares.

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for treasury shares. Basic earnings per ADS is derived from the basic earnings per share.

For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards under the treasury stock method and convertible unsecured senior notes and exchangeable bonds under the if-converted method. Certain potentially dilutive instruments, including the exchangeable bonds and the share lending arrangement in connection with the issuance of the exchangeable bonds, and the capped call transactions in connection with the issuance of the convertible unsecured senior notes have been excluded from the computation of diluted net income per share as their inclusion is anti-dilutive. Diluted earnings per ADS is derived from the diluted earnings per share.

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Six months ended September 30,	
	2024	**2025**
	RMB	**RMB**
	(in millions, except per share data)	
Earnings per share		
Numerator:		
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	68,143	64,106
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(131)	(258)
Adjustments for interest expense attributable to convertible unsecured senior notes	95	143
Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	68,107	63,991
Shares (denominator):		
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	19,045	18,562
Adjustments for dilutive RSUs and share options (million shares)	149	186
Adjustments for convertible unsecured senior notes (million shares)	265	406
Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	19,459	19,154
Net income per ordinary share — basic (RMB)	3.58	3.45
Net income per ordinary share — diluted (RMB)	3.50	3.34
Earnings per ADS		
Net income per ADS — basic (RMB)	28.62	27.63
Net income per ADS — diluted (RMB)	28.00	26.73

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 and 2025

8. **Equity securities and other investments**

	As of March 31, 2025		
	Original cost	Cumulative net (losses) gains	Carrying value
	RMB	RMB	RMB
		(in millions)	
Equity securities:			
Listed equity securities	79,024	(1,394)	77,630
Investments in privately held companies	113,646	(17,479)	96,167
Debt investments:			
Debt securities and loan investments	15,009	(6,224)	8,785
Other treasury investments	227,935	81	228,016
	435,614	(25,016)	410,598

	As of September 30, 2025		
	Original cost	Cumulative net gains (losses)	Carrying value
	RMB	RMB	RMB
		(in millions)	
Equity securities:			
Listed equity securities	70,880	4,424	75,304
Investments in privately held companies	120,899	(1,279)	119,620
Debt investments:			
Debt securities and loan investments	14,892	(5,173)	9,719
Other treasury investments	252,464	103	252,567
	459,135	(1,925)	457,210

Equity securities

Net unrealized gains, including impairment losses, on equity securities, recognized in interest and investment income, net were RMB4,159 million and RMB20,017 million for the six months ended September 30, 2024 and 2025, respectively.

Investments in privately held companies include equity investments for which the Company elected to account for using the measurement alternative, for which the carrying value as of March 31 and September 30, 2025 were RMB88,728 million and RMB112,829 million, respectively. For the equity investments accounted for using the measurement alternative, the cumulative upward adjustments as of March 31 and September 30, 2025 were RMB27,197 million and RMB45,334 million, respectively, and the cumulative impairments and downward adjustments as of March 31 and September 30, 2025 were RMB44,232 million and RMB45,741 million, respectively.

Upward adjustments recorded in the unaudited condensed consolidated income statements on equity investments accounted for using the measurement alternative were RMB4,614 million and RMB20,241 million for the six months ended September 30, 2024 and 2025, respectively, and impairments and downward adjustments recorded in the unaudited condensed consolidated income statements were RMB4,918 million and RMB4,338 million for the same periods, respectively.

Debt investments

Debt investments include convertible and exchangeable bonds accounted for under the fair value option, for which the fair value as of March 31 and September 30, 2025 were RMB963 million and RMB759 million, respectively. The aggregate fair value of these convertible and exchangeable bonds was lower than their aggregate unpaid principal balance as of March 31 and September 30, 2025 by RMB2,420 million and RMB2,529 million, respectively. Unrealized losses recorded in the unaudited condensed consolidated income statements on these convertible and exchangeable bonds were RMB32 million and RMB158 million for the six months ended September 30, 2024 and 2025, respectively.

8. **Equity securities and other investments (Continued)**

Debt investments (Continued)

Debt investments also include debt investments accounted for at amortized cost, for which the allowance for credit losses as of March 31 and September 30, 2025 were RMB3,779 million and RMB2,641 million, respectively. Reversal of impairment losses recorded in the unaudited condensed consolidated income statements on these debt investments were RMB1,117 million and RMB1,103 million for the six months ended September 30, 2024 and 2025, respectively.

As of September 30, 2025, repayment of loans provided to shareholders of equity method investees with total principal amount of RMB5,518 million was expected to be provided substantially through the sale of collateral. Expected credit losses for these loans were assessed on an individual basis, based on the fair value of the corresponding shares pledged as collateral as of the reporting date, adjusted for selling costs as appropriate. The fair value of these collateral as of March 31 and September 30, 2025 were RMB4,325 million and RMB6,250 million, respectively. There was no commitment to lend additional funds.

The carrying amount of debt investments accounted for at amortized cost approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Other treasury investments mainly comprise of investments in fixed deposits, certificates of deposits and marketable debt securities with original maturities over one year for treasury purposes.

9. **Fair value measurement**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets.
Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Fair value of listed equity investments are based on quoted prices in active markets for identical assets or liabilities and, if applicable, are adjusted for the characteristic included in the equity security. The valuation of unlisted equity investments that do not have a quoted price may include the use of market and income valuation approaches and the use of estimates, which may include discount rates, investees' liquidity and financial performance, and market data of comparable companies in similar industries. Certain other financial instruments, such as interest rate swap contracts and certain option and forward agreements, are valued based on inputs derived from or corroborated by observable market data. Valuations of investments in convertible and exchangeable bonds that do not have a quoted price are generally performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of the exchangeable bonds is primarily determined based on quoted market price in the over-the-counter market. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Company, in connection with the contingent consideration arrangements. Investments in privately held companies for which the Company elected to record using the measurement alternative are remeasured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values are estimated based on valuation methods using the observable transaction price at the transaction date and considering the rights and obligations of the securities and other unobservable inputs including volatility.

9. Fair value measurement (Continued)

The following table summarizes the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

	As of March 31, 2025			
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	(in millions)			
Assets				
Time deposits and certificate of deposits (i)	—	357,569	—	357,569
Wealth management products (i)	—	83,144	—	83,144
Marketable debt securities (i)	—	16,129	—	16,129
Restricted cash and escrow receivables	43,781	—	—	43,781
Listed equity securities (ii)(v)	67,712	9,918	—	77,630
Convertible and exchangeable bonds (ii)	—	145	818	963
Option agreements (iii)	—	87	814	901
Deferred consideration (iii)	—	—	3,039	3,039
Others (vi)	—	1,329	6,047	7,376
	111,493	468,321	10,718	590,532
Liabilities				
Contingent consideration in relation to investments and acquisitions (iv)	—	—	484	484
Others (iv)	—	389	924	1,313
	—	389	1,408	1,797

	As of September 30, 2025			
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
	(in millions)			
Assets				
Time deposits and certificate of deposits (i)	—	314,794	—	314,794
Wealth management products (i)	—	84,789	—	84,789
Marketable debt securities (i)	—	46,230	—	46,230
Restricted cash and escrow receivables	40,374	—	—	40,374
Listed equity securities (ii)(v)	65,327	9,977	—	75,304
Convertible and exchangeable bonds (ii)	—	139	620	759
Option and forward agreements (iii)	—	3,478	1,154	4,632
Deferred consideration (iii)	—	—	3,052	3,052
Others (vi)	—	845	5,627	6,472
	105,701	460,252	10,453	576,406
Liabilities				
Exchangeable bonds	—	13,755	—	13,755
Contingent consideration in relation to investments and acquisitions (iv)	—	—	397	397
Others (iv)	—	1,122	907	2,029
	—	14,877	1,304	16,181

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 and 2025

9. Fair value measurement (Continued)

(i)   Included in short-term investments and equity securities and other investments on the unaudited condensed consolidated balance sheets.

(ii)   Included in equity securities and other investments on the unaudited condensed consolidated balance sheets.

(iii)   Included in prepayments, receivables and other assets on the unaudited condensed consolidated balance sheets.

(iv)   Included in accrued expenses, accounts payable and other liabilities on the unaudited condensed consolidated balance sheets.

(v)   As of March 31 and September 30, 2025, listed equity securities with fair value of RMB11,921 million and RMB10,415 million were subject to contractual sale restrictions, respectively.

(vi)   Others primarily represent other investments with underlying assets measured at fair value.

Convertible and exchangeable bonds investments categorized within Level 3 under the fair value hierarchy:

	Amounts
	RMB
	(in millions)
Balance as of April 1, 2025	818
Additions	42
Net decrease in fair value	(158)
Disposal	(39)
Conversion	(34)
Foreign currency translation adjustments	(9)
Balance as of September 30, 2025	620

Deferred consideration categorized within Level 3 under the fair value hierarchy:

	Amounts
	RMB
	(in millions)
Balance as of April 1, 2025	3,039
Net increase in fair value	40
Foreign currency translation adjustments	(27)
Balance as of September 30, 2025	3,052

10. Intangible assets, net

	As of March 31, 2025	As of September 30, 2025
	RMB	RMB
	(in millions)	
User base and customer relationships	48,565	40,420
Trade names, trademarks and domain names	26,936	27,256
Non-compete agreements	6,030	5,745
Developed technology and patents	4,823	5,136
Licensed copyrights and others	8,001	8,585
	94,355	87,142
Less: accumulated amortization and impairment	(73,444)	(67,713)
Net book value	20,911	19,429

Total amortization expenses recognized for the six months ended September 30, 2024 and 2025 amounted to RMB7,122 million and RMB5,111 million, respectively, including the portion relating to licensed copyrights of RMB3,689 million and RMB3,478 million which were recorded in cost of revenue for the six months ended September 30, 2024 and 2025, respectively.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 and 2025

11. Goodwill

Changes in the carrying amount of goodwill by segment for the six months ended September 30, 2025 were as follows:

	Alibaba China E-commerce Group	Alibaba International Digital Commerce Group	Cloud Intelligence Group	Cainiao Smart Logistics Network Limited	Local Services Group	Hujing Digital Media and Entertainment Group	All others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
				(in millions)				
Balance as of April 1, 2025	164,945	20,077	3,728	20,385	20,447	8,031	17,888	255,501
Segment changes	12,948	—	—	(20,385)	(20,447)	(8,031)	35,915	—
Additions	—	4	35	—	—	—	1	40
Foreign currency translation adjustments	—	(42)	46	—	—	—	6	10
Balance as of September 30, 2025	177,893	20,039	3,809	—	—	—	53,810	255,551

Gross goodwill balances were RMB302,194 million and RMB302,244 million as of March 31 and September 30, 2025, respectively. Accumulated impairment losses were RMB46,693 million and RMB46,693 million as of March 31 and September 30, 2025, respectively.

12. Supplier Finance Programs

The Company enters into agreements with several financial institutions and offer supplier finance programs to the Company's suppliers. Suppliers can sell one or more of the Company's payment obligations at their sole discretion to the financial institutions to receive funds, usually at a discounted price, prior to the scheduled due dates to meet their cash flow needs. The Company's current payment terms with the majority of suppliers are up to 180 days. Generally, the Company's rights and obligations are not impacted and the original payment terms, timing or amount, remain unchanged. Except for the pledge of other treasury investments with carrying value of RMB1,500 million and nil as of March 31 and September 30, 2025, respectively, the Company did not provide assets pledged as security or other forms of guarantees under these supplier finance programs.

The outstanding payment obligations under these supplier finance programs are generally recorded within accrued expenses, accounts payable and other liabilities on the unaudited condensed consolidated balance sheets, except for certain arrangements in which the Company pays the discount to the financial institutions on behalf of the suppliers which are recorded within current bank borrowings. The respective balances are as follows:

	As of March 31, 2025	As of September 30, 2025
	RMB	RMB
	(in millions)	
Accrued expenses, accounts payable and other liabilities	1,605	3,152
Bank borrowings	4,470	4,047
	6,075	7,199

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 and 2025

13. Convertible unsecured senior notes

In May 2024, the Company issued convertible unsecured senior notes for an aggregate principal amount of US$5.0 billion due on June 1, 2031 (the "2024 Convertible Senior Notes"). The 2024 Convertible Senior Notes are senior unsecured obligations, and interest at an annual rate of 0.5% is payable in arrears semiannually. The 2024 Convertible Senior Notes may be converted into the Company's ADSs, at the option of holders, at any time prior to the maturity date at an initial conversion rate of 9.5202 ADSs per US$1,000 principal amount.

In September 2025, the Company issued zero coupon convertible unsecured senior notes for an aggregate principal amount of approximately US$3.2 billion due on September 15, 2032 (the "2025 Convertible Senior Notes"). The 2025 Convertible Senior Notes are senior unsecured obligations. The 2025 Convertible Senior Notes may be converted into the Company's ADSs, at the option of holders, at any time from March 15, 2032 until maturity at an initial conversion rate of 5.1773 ADSs per US$1,000 principal amount, and may be convertible prior to March 15, 2032 only upon satisfaction of certain conditions.

The initial conversion rates are subject to adjustment in some events such as dividend distribution. In addition, in the event of a fundamental change that occurs prior to the respective maturity dates or following the Company's delivery of a notice of redemption, the Company will increase the initial conversion rates respectively, which shall not exceed 12.3762 ADSs per US$1,000 principal amount for the 2024 Convertible Senior Notes and 6.7953 ADSs per US$1,000 principal amount for the 2025 Convertible Senior Notes, for a holder who elects to convert its notes in connection with such a fundamental change or such notice of redemption. Such make-whole adjustments are subject to the same adjustments as the respective initial conversion rates noted above. Upon conversion, the Company will pay or deliver, at its election, cash, ADSs, or a combination of cash and ADSs. Holders may also elect to receive ordinary shares in lieu of any ADSs deliverable upon conversion, with each ADS representing eight ordinary shares.

As of September 30, 2025, the adjusted conversion rate for the 2024 Convertible Senior Notes was 9.8915 ADSs per US$1,000 principal amount, and the adjusted conversion rate taking into account the make-whole adjustments was 12.8589 ADSs per US$1,000 principal amount. As of September 30, 2025, the conversion rate for the 2025 Convertible Senior Notes remained unadjusted at its initial conversion rate.

The Company may redeem for cash all but not part of the respective convertible senior notes in the event of certain tax law changes, or at any time if less than 10% of the aggregate principal amount of the respective convertible senior notes originally issued remains outstanding. The Company may also redeem for cash all or part of the 2024 Convertible Senior Notes and the 2025 Convertible Senior Notes on or after June 8, 2029 and September 20, 2030, respectively, provided that the Company's ADS price has been at least 130% of the then effective conversion price for a specific period of time and on the specified date. The redemption price will be equal to the principal amount of the notes being redeemed plus accrued and unpaid interest, if any, to, but excluding, the related redemption date.

Holders have the right to require the Company to repurchase for cash all or part of the 2024 Convertible Senior Notes and the 2025 Convertible Senior Notes on June 1, 2029 and September 15, 2030, respectively, or in the event of a fundamental change, subject to certain conditions. The repurchase price will be equal to the principal amount of the notes being repurchased plus accrued and unpaid interest, if any, to, but excluding, the related repurchase date.

As of March 31 and September 30, 2025, the unamortized debt discounts and debt issuance costs of the 2024 Convertible Senior Notes were US$58 million (RMB424 million) and US$52 million (RMB367 million), respectively, and the fair value of the 2024 Convertible Senior Notes, based on level 2 inputs, was US$7,151 million (RMB51,854 million) and US$9,234 million (RMB65,733 million), respectively.

As of September 30, 2025, the unamortized debt discounts and debt issuance costs of the 2025 Convertible Senior Notes were US$42 million (RMB296 million), and the fair value of the 2025 Convertible Senior Notes, based on level 2 inputs, was US$3,626 million (RMB25,812 million).

For the six months ended September 30, 2024 and 2025, the effective interest rate for the 2024 Convertible Senior Notes was approximately 0.8%. For the six months ended September 30, 2025, the effective interest rate for the 2025 Convertible Senior Notes was approximately 0.3%.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 and 2025

13. Convertible unsecured senior notes (Continued)

In connection with the issuance of the convertible senior notes, the Company entered into capped call transactions with certain financial institutions at a cost of US$638 million (RMB4,612 million) and US$184 million (RMB1,309 million) for the 2024 Convertible Senior Notes and the 2025 Convertible Senior Notes, respectively, which are expected to reduce potential dilution and/or offset cash payments upon conversion. The cap prices of the capped call transactions for the 2024 Convertible Senior Notes and the 2025 Convertible Senior Notes are initially US$161.60 per ADS and US$235.46 per ADS, respectively. The capped prices are subject to adjustments similar to the adjustments on the conversion rates of the respective convertible senior notes. The capped call transactions may be settled in cash at the Company's election.

14. Exchangeable bonds

In July 2025, the Company issued HKD denominated zero coupon exchangeable bonds referencing the ordinary shares of Alibaba Health Information Technology Limited ("Alibaba Health"), a subsidiary of the Company in which the Company holds approximately 64% of equity interest for an aggregate principal amount of approximately HK$12 billion (approximately RMB11 billion) due on July 9, 2032 (the "2025 Exchangeable Bonds"). The ordinary shares of Alibaba Health are listed on the Hong Kong Stock Exchange ("AH Shares"). The 2025 Exchangeable Bonds are unsecured and unsubordinated obligations of the Company and are listed on the Vienna MTF operated by the Vienna Stock Exchange.

The 2025 Exchangeable Bonds may be exchanged into the AH Shares, at the option of holders, at any time prior to the maturity date at an initial exchange rate of approximately 160,513.6 AH Shares per HK$1,000,000 principal amount.

The initial exchange rate is subject to adjustment in some events such as dividend distribution by Alibaba Health. In addition, in a relevant event such as the delisting of AH Shares occurring prior to the maturity date or following the Company's delivery of a notice of redemption, the Company will increase the initial exchange rate, which shall not exceed approximately 237,529.7 AH Shares per HK$1,000,000 principal amount, for a holder who elects to exchange its bonds in connection with such a relevant event or such notice of redemption. Such make-whole adjustment is subject to the same adjustments as the initial exchange rate noted above. Upon exchange, the Company will pay or deliver, at its election, cash, AH Shares, or a combination of cash and AH Shares.

As of September 30, 2025, the exchange rate for the 2025 Exchangeable bonds remained unadjusted at its initial exchange rate.

The Company may redeem for cash all but not part of the 2025 Exchangeable Bonds in the event of certain tax law changes, or at any time if less than 10% of the aggregate principal amount of the 2025 Exchangeable Bonds originally issued remains outstanding. The Company may also redeem for cash all or part of the 2025 Exchangeable Bonds on or after July 9, 2030, provided that the AH Shares price has been at least 130% of the then effective exchange price for a specific period of time. The redemption price will be equal to the principal amount of the bonds being redeemed.

Holders have the right to require the Company to repurchase for cash all or part of the 2025 Exchangeable Bonds on July 9, 2030, or in a relevant event, subject to certain conditions. The repurchase price will be equal to the principal amount of the bonds being repurchased.

In connection with the issuance of the 2025 Exchangeable Bonds, the Company entered into a stock borrowing and lending arrangement with an affiliate of one of the bookrunners (the "Borrower"), pursuant to which the Company has committed to lending a certain number of AH Shares, which shall not exceed the number of AH Shares exchangeable under the 2025 Exchangeable Bonds, to the Borrower to facilitate hedging activities of certain bondholders. If a termination event occurs and the Borrower is unable to deliver the AH Shares due to legal restrictions, force majeure, or market disruption, cash settlement by the Borrower would be required. As of September 30, 2025, the fair value of the outstanding AH Shares lent under the arrangement was HK$8,492 million (RMB7,770 million).

For the six months ended September 30, 2025, losses of RMB327 million arising from changes in the fair value of the 2025 Exchangeable Bonds and the stock borrowing and lending arrangement were recorded in the unaudited condensed consolidated income statements.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 and 2025

15. Bank borrowings

The Company has made a series of amendments to the syndicated loan facility. Subsequent to the partial repayment of US$830 million in January 2025, the size of the US$4.0 billion syndicated loan was reduced to US$3.17 billion. In September 2025, the Company amended the loan facility and reduced the pricing terms to Secured Overnight Financing Rate ("SOFR") plus 66 basis points. Effective on November 28, 2025, the facility was restructured as a revolving credit facility with drawdowns permitted in both U.S. dollars and Hong Kong dollars, and the expiration date of the facility was extended to September 30, 2028, with an option to further extend to September 30, 2030. The interest rate of the credit facility is 66 basis points over SOFR or Hong Kong Interbank Offered Rate ("HIBOR"), and the margin will be 81 basis points for the optional extension period. Subsequently, the Company submitted a prepayment notice to repay the outstanding balance of US$3.17 billion under the revolving credit facility.

In September 2025, the Company amended the terms of a US$6.5 billion revolving credit facility agreement. The size of the credit facility was amended to US$3.33 billion and the utilization currency was also amended from U.S. dollar only to both U.S. dollar and Hong Kong dollar. The interest rate of the credit facility was adjusted to SOFR or HIBOR plus 66 basis points. The expiration date of the credit facility was extended from June 24, 2026 to September 30, 2028, with an option to further extend to September 30, 2030 and the margin will be 81 basis points for the optional extension period. The Company has not yet drawn down this facility.

16. Related party transactions

During the six months ended September 30, 2024 and 2025, other than disclosed elsewhere, the Company had the following material related party transactions:

Transactions with Ant Group and its affiliates

	Six months ended September 30,	
	2024	**2025**
	RMB	**RMB**
	(in millions)	
Amounts earned by the Company		
Cloud services revenue (i)	4,977	8,928
Marketplace software technology services fee and other amounts earned (i)	3,514	2,819
	8,491	11,747
Amounts incurred by the Company		
Payment processing and escrow services fee (ii)	6,381	8,937
Other amounts incurred (i)	1,449	2,378
	7,830	11,315

(i)   The Company has other commercial arrangements and cost sharing arrangements with Ant Group and its affiliates on various sales and marketing, cloud, and other administrative and support services.

(ii)   The Company has a commercial agreement with Alipay.com Co., Ltd., a wholly-owned subsidiary of Ant Group ("Alipay"), whereby the Company receives payment processing and escrow services in exchange for a payment for the services fee, which was recognized in cost of revenue.

As of March 31 and September 30, 2025, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB5,863 million and RMB6,379 million, respectively, which have been classified as cash and cash equivalents on the unaudited condensed consolidated balance sheets.

16. Related party transactions (Continued)

Transactions with other investees

The Company has commercial arrangements with certain investees of the Company related to cloud services. In connection with these services provided by the Company, RMB1,058 million and RMB3,854 million were recorded in revenue in the unaudited condensed consolidated income statements for the six months ended September 30, 2024 and 2025, respectively.

The Company has commercial arrangements with certain investees of the Company related to marketing services. In connection with these services provided to the Company, RMB358 million and RMB864 million were recorded in cost of revenue and sales and marketing expenses in the unaudited condensed consolidated income statements for the six months ended September 30, 2024 and 2025, respectively.

The Company has commercial arrangements with certain investees of the Company related to logistics services. In connection with these services provided by the Company, RMB2,092 million and RMB1,680 million were recorded in revenue in the unaudited condensed consolidated income statements for the six months ended September 30, 2024 and 2025, respectively. Costs and expenses incurred in connection with these services provided to the Company of RMB7,999 million and RMB8,251 million were recorded in the unaudited condensed consolidated income statements for the same periods, respectively.

The Company has extended loans to certain investees for working capital and other uses in conjunction with the Company's investments. As of March 31 and September 30, 2025, the aggregate outstanding balance of these loans was RMB1,771 million and RMB1,992 million, respectively, with remaining terms of up to 5 years and interest rates of up to 10% per annum as of March 31, 2025, and remaining terms of up to 6 years and interest rates of up to 10% per annum as of September 30, 2025.

The Company provided a guarantee for a term loan facility of HK$7.7 billion in favor of Hong Kong Cingleot Investment Management Limited ("Cingleot"), a company that is partially owned by the Company, in connection with a logistics center development project at the Hong Kong International Airport. In May 2024, the loan facility was modified to a revolving loan facility and the facility amount was reduced to HK$6.5 billion. As of March 31 and September 30, 2025, HK$5,090 million (RMB4,697 million) and HK$5,226 million (RMB4,771 million) was drawn down by Cingleot under this facility, respectively.

The Company's ecosystem offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company's platforms are conducted on terms determined based on normal commercial negotiation with similar unrelated parties.

Other than the transactions disclosed above or elsewhere in the unaudited condensed consolidated financial statements, the Company has commercial arrangements with other investees and other related parties to provide and receive certain marketing, cloud and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company's revenue and total costs and expenses, respectively, for the six months ended September 30, 2024 and 2025.

In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis.

17. Risks and contingencies

(a) The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet businesses and other businesses through various contractual arrangements with VIEs that are incorporated and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company's opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company's ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

(b) The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in online and mobile commerce or other Internet related businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

(c) Because of the Company's equity interest in and close association with Ant Group and overlapping user bases, regulatory developments, litigation or proceedings, media and other reports, whether or not true, and other events that affect Ant Group could also negatively affect customers', regulators', investors' and other third parties' perception of the Company. Changes in Ant Group's business and future prospects, or speculation of such changes, as well as additional regulatory requirements placed on Ant Group, could in turn have a material adverse effect on the Company.

(d) The Company's sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Company's assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC").

Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If the foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company's ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 and 2025

17. Risks and contingencies (Continued)

(e) In the ordinary course of business, the Company makes strategic investments to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether there is a decline in fair value below the carrying value. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations.

(f) Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and equity securities and other investments. As of September 30, 2025, substantially all of the Company's cash and cash equivalents, restricted cash, short-term investments and other treasury investments were held by major financial institutions located worldwide, including Chinese mainland and Hong Kong S.A.R. If the financial institutions and other issuers of financial instruments held by the Company could become insolvent or if the markets for these instruments could become illiquid as a result of a severe economic downturn, the Company could lose some or all of the value of its investments.

(g) The Company offers trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectability of the reimbursement from the wholesale sellers. During the six months ended September 30, 2025, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on the payments is not probable and therefore no provisions have been made in relation to this program.

(h) In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations and is subject to regulatory investigations. The more stringent obligations under laws and regulations will create additional operational requirements with increased compliance costs for the Company. In March 2024, the European Commission, or the EU Commission, opened formal proceeding against AliExpress to assess whether AliExpress breached the Digital Services Act. On June 18, 2025, the EU Commission issued preliminary findings in which it considers on a preliminary basis that AliExpress is in breach of its obligation to assess and mitigate risks related to the dissemination of illegal content on its platform. In September 2025, AliExpress filed observations concerning such preliminary findings. The ultimate timeline and final outcome of the investigation is currently uncertain and subject to further communications with the EU Commission and their final decision based on such further communications and their deliberations. Any potential loss associated with the investigation is not reasonably estimable at this stage. Except for the above, there are no legal proceedings and litigations that have in the recent past had, or to the Company's knowledge, are probable to have, a material impact on the Company's financial positions, results of operations or cash flows. The Company did not accrue any material loss contingencies in this respect as of September 30, 2025.

(i) The Russia-Ukraine conflict has resulted in significant disruptions to supply chains, logistics and business activities in the region that has negatively affected our international commerce business and Cainiao's international logistics business. The conflict has also caused, and continues to intensify, significant geopolitical tensions in Europe and across the globe. The resulting sanctions imposed are expected to have significant impacts on the economic conditions of the countries and markets targeted by such sanctions, and may have unforeseen, unpredictable secondary effects on global energy prices, supply chains and other aspects of the global economy. The conflict may adversely affect the Company's business, financial condition and results of operations.

(j) The United Nations and a number of countries and jurisdictions, including China, the United States and the EU, have adopted various export control and economic or trade sanction regimes. In particular, the United States government and other governments have increasingly threatened and/or imposed export control, as well as economic, trade and other sanctions on a number of China-based companies. The United States and other countries may impose other and more expansive restrictions on the supply of chips, computing power or other technologies or services to China and China-based companies, including the Company, in the future. Such restrictions may affect the Company's businesses by limiting the Company's ability to upgrade its products and services, technological capabilities, in particular AI technologies, and to maintain its competitive edge, thereby negatively affecting the Company's results of operations, financial condition and growth potential.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 and 2025

18. Segment information

Prior to the quarter ended June 30, 2025, the Company had six reportable segments, namely Taobao and Tmall Group, Alibaba International Digital Commerce Group, Cloud Intelligence Group, Cainiao Smart Logistics Network Limited, Local Services Group, and Hujing Digital Media and Entertainment Group. Starting from the quarter ended June 30, 2025, the Company has implemented a new organizational structure, which the CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change. Comparative figures for the six months ended September 30, 2024 were updated to conform to the segment presentation.

Segment information is presented before elimination of inter-segment transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The CODM regularly reviews adjusted earnings before interest, taxes and amortization ("Adjusted EBITA") for each segment which is considered as a segment operating performance measure. The CODM uses revenue and Adjusted EBITA to assess performance for each segment and allocate resources for each segment in the annual budget and forecasting process.

The following table presents the information by segment for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,	
	2024	2025
	RMB	RMB
	(in millions)	
Alibaba China E-commerce Group		
Revenue	242,443	272,650
Costs and expenses (i)	(149,363)	(223,764)
Adjusted EBITA (ii)	93,080	48,886
Alibaba International Digital Commerce Group		
Revenue	60,965	69,540
Costs and expenses (i)	(67,576)	(69,437)
Adjusted EBITA (ii)	(6,611)	103
Cloud Intelligence Group		
Revenue	56,159	73,222
Costs and expenses (i)	(51,161)	(66,664)
Adjusted EBITA (ii)	4,998	6,558
All others		
Revenue	165,837	121,568
Costs and expenses (i)	(168,747)	(126,353)
Adjusted EBITA (ii)	(2,910)	(4,785)

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 and 2025

18. Segment information (Continued)

The following table presents the reconciliation from the total segments Adjusted EBITA to the consolidated net income for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,	
	2024	**2025**
	RMB	**RMB**
	(in millions)	
Total segments Adjusted EBITA	88,557	50,762
Unallocated (iii)	(2,142)	(1,640)
Inter-segment elimination	(819)	(1,205)
Non-cash share-based compensation expense	(7,775)	(6,076)
Amortization and impairment of intangible assets, and others	(3,441)	(1,488)
Provision for the shareholder class action lawsuits	(3,145)	—
Consolidated income from operations	71,235	40,353
Interest and investment income, net	17,129	37,468
Interest expense	(4,615)	(4,995)
Other (expense) income, net	(1,221)	1,329
Income tax expenses	(17,442)	(14,415)
Share of results of equity method investees	2,483	3,254
Consolidated net income	67,569	62,994

The following table presents the depreciation and impairment of property and equipment, and operating lease cost relating to land use rights by segment for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,	
	2024	**2025**
	RMB	**RMB**
	(in millions)	
Alibaba China E-commerce Group	79	62
Alibaba International Digital Commerce Group	547	370
Cloud Intelligence Group	6,906	11,877
All others	4,087	1,226
Total segments depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	11,619	13,535

(i)   Segment costs and expenses primarily comprise components that are included in cost of revenue, product development expenses, sales and marketing expenses, as well as general and administrative expenses.

(ii)   Adjusted EBITA represents net income before interest and investment income, net, interest expense, other (expense) income, net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others, which the Company does not believe are reflective of the Company's core operating performance during the periods presented.

(iii)   Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

Details of the Company's revenue by segment are set out in Note 4.

19. Aging analysis

Accounts receivable

The aging analysis of the accounts receivable, net of allowance, based on billing date is as follows:

	As of March 31, 2025	As of September 30, 2025
	RMB	RMB
	(in millions)	
0-3 months	25,172	25,073
3-6 months	3,078	3,395
6-12 months	1,775	2,344
Over 1 year	627	834
Accounts receivable, net of allowance	30,652	31,646

Accounts payable

The aging analysis of the accounts payable based on billing date is as follows:

	As of March 31, 2025	As of September 30, 2025
	RMB	RMB
	(in millions)	
0-3 months	52,019	56,073
3-6 months	3,990	5,696
6-12 months	846	1,600
Over 1 year	1,346	1,570
Accounts payable	58,201	64,939

20. Dividends

The Board did not recommend the distribution of interim dividend for the six months ended September 30, 2024 and 2025.

21. Subsequent events

Save as disclosed in the unaudited condensed consolidated financial statements, there were no significant events that might affect the Company since September 30, 2025.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 and 2025

22. Reconciliations between U.S. GAAP and International Financial Reporting Standards

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the unaudited condensed consolidated financial statements of the Company prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of Unaudited Condensed Consolidated Balance Sheets (Extract)

	As of March 31, 2025									
	Amounts as reported under U.S. GAAP	Consolidation and business combinations, and others (i)	Equity securities without readily determinable fair value (ii)	Equity method investments (iii)	Share-based awards (iv)	Operating leases (v)	Redeemable noncontrolling interests (vi)	Hyperinflation (vii)	Convertible unsecured senior notes and instruments in an entity's own equity (viii)	Amounts under IFRS
	(in millions of RMB)									
Equity securities and other investments	356,818	—	5,003	3,547	—	—	—	—	—	365,368
Prepayments, receivables and other assets	83,431	(258)	485	—	578	(1,010)	—	382	6,874	90,482
Investments in equity method investees	210,169	(241)	—	(226)	—	—	—	—	—	209,702
Property and equipment, net	203,348	—	—	—	—	—	—	1,318	—	204,666
Intangible assets, net	20,911	(1,861)	—	—	—	—	—	426	—	19,476
Goodwill	255,501	(36,284)	—	—	—	—	—	3,180	—	222,397
Total assets	**1,804,227**	**(38,644)**	**5,488**	**3,321**	**578**	**(1,010)**	**—**	**5,306**	**6,874**	**1,786,140**
Deferred tax liabilities	48,454	(719)	368	(283)	(78)	—	—	(51)	—	47,691
Convertible unsecured senior notes	35,834	—	—	—	—	—	—	—	16,021	51,855
Other liabilities	17,644	—	—	—	—	(2)	10,247	—	—	27,889
Total liabilities	**714,121**	**(719)**	**368**	**(283)**	**(78)**	**(2)**	**10,247**	**(51)**	**16,021**	**739,624**
Mezzanine equity	11,713	—	—	—	—	—	(11,713)	—	—	—
Total shareholders' equity	1,009,858	(17,402)	5,120	3,604	656	(1,008)	1,439	2,616	(9,147)	995,736
Noncontrolling interests	68,535	(20,523)	—	—	—	—	27	2,741	—	50,780
Total equity	**1,078,393**	**(37,925)**	**5,120**	**3,604**	**656**	**(1,008)**	**1,466**	**5,357**	**(9,147)**	**1,046,516**
Total liabilities, mezzanine equity and equity	**1,804,227**	**(38,644)**	**5,488**	**3,321**	**578**	**(1,010)**	**—**	**5,306**	**6,874**	**1,786,140**

22. Reconciliations between U.S. GAAP and International Financial Reporting Standards (Continued)

Reconciliation of Unaudited Condensed Consolidated Balance Sheets (Extract)

	As of September 30, 2025									
	Amounts as reported under U.S. GAAP	Consolidation and business combinations, and others (i)	Equity securities without readily determinable fair value (ii)	Equity method investments (iii)	Share-based awards (iv)	Operating leases (v)	Redeemable noncontrolling interests (vi)	Hyperinflation (vii)	Convertible unsecured senior notes and instruments in an entity's own equity (viii)	Amounts under IFRS
	(in millions of RMB)									
Equity securities and other investments	411,953	—	3,282	4,223	—	—	—	—	—	419,458
Prepayments, receivables and other assets	96,927	(258)	521	—	637	(974)	—	1,023	8,315	106,191
Investments in equity method investees	206,862	(241)	—	(784)	—	—	—	—	—	205,837
Property and equipment, net	246,539	—	—	—	—	—	—	699	—	247,238
Intangible assets, net	19,429	(1,688)	—	—	—	—	—	445	—	18,186
Goodwill	255,551	(36,278)	—	—	—	—	—	3,304	—	222,577
Total assets	**1,883,880**	**(38,465)**	**3,803**	**3,439**	**637**	**(974)**	**—**	**5,471**	**8,315**	**1,866,106**
Deferred tax liabilities	46,802	(684)	324	(292)	(170)	—	—	(52)	—	45,928
Convertible unsecured senior notes	57,481	—	—	—	—	—	—	—	34,064	91,545
Exchangeable bonds	13,755	—	—	—	—	—	—	—	—	13,755
Other liabilities	21,354	—	—	—	—	—	8,467	—	—	29,821
Total liabilities	**772,095**	**(684)**	**324**	**(292)**	**(170)**	**—**	**8,467**	**(52)**	**34,064**	**813,752**
Mezzanine equity	9,884	—	—	—	—	—	(9,884)	—	—	—
Total shareholders' equity	1,032,495	(17,252)	3,479	3,731	807	(974)	1,432	2,711	(25,749)	1,000,680
Noncontrolling interests	69,406	(20,529)	—	—	—	—	(15)	2,812	—	51,674
Total equity	**1,101,901**	**(37,781)**	**3,479**	**3,731**	**807**	**(974)**	**1,417**	**5,523**	**(25,749)**	**1,052,354**
Total liabilities, mezzanine equity and equity	**1,883,880**	**(38,465)**	**3,803**	**3,439**	**637**	**(974)**	**—**	**5,471**	**8,315**	**1,866,106**

22. Reconciliations between U.S. GAAP and International Financial Reporting Standards (Continued)

Reconciliation of Unaudited Condensed Consolidated Income Statement (Extract)

	Six months ended September 30, 2024									
	Amounts as reported under U.S. GAAP	Consolidation and business combinations, and others (i)	Equity securities without readily determinable fair value (ii)	Equity method investments (iii)	Share-based awards (iv)	Operating leases (v)	Redeemable noncontrolling interests (vi)	Hyperinflation (vii)	Convertible unsecured senior notes and instruments in an entity's own equity (viii)	Amounts under IFRS
					(in millions of RMB)					
Revenue	479,739	—	—	—	—	—	—	97	—	479,836
Cost of revenue	(290,135)	—	—	—	(22)	641	—	(235)	—	(289,751)
Product development expenses	(27,555)	—	—	—	(10)	—	—	(1)	—	(27,566)
Sales and marketing expenses	(65,167)	—	—	—	(2)	1	—	(323)	—	(65,491)
General and administrative expenses	(23,057)	—	—	—	(18)	70	—	(9)	—	(23,014)
Amortization and impairment of intangible assets	(3,441)	160	—	—	—	—	—	39	—	(3,242)
Other gains, net	851	—	—	—	—	—	—	—	—	851
Income from operations	71,235	160	—	—	(52)	712	—	(432)	—	71,623
Interest and investment income, net	17,129	—	1,750	(56)	—	—	22	61	(7,689)	11,217
Interest expense	(4,615)	—	—	—	—	(775)	(434)	(12)	—	(5,836)
Other expense, net	(1,221)	—	—	—	—	—	—	442	—	(779)
Income tax expenses	(17,442)	(35)	109	(227)	866	11	—	(221)	—	(16,939)
Share of results of equity method investees	2,483	—	—	1,151	4	—	—	—	—	3,638
Net income	67,569	125	1,859	868	818	(52)	(412)	(162)	(7,689)	62,924
Net loss attributable to noncontrolling interests	854	(59)	—	—	(3)	—	133	145	—	1,070
Accretion of mezzanine equity	(280)	—	—	—	—	—	280	—	—	—
Net income attributable to ordinary shareholders	**68,143**	**66**	**1,859**	**868**	**815**	**(52)**	**1**	**(17)**	**(7,689)**	**63,994**

22. Reconciliations between U.S. GAAP and International Financial Reporting Standards (Continued)

Reconciliation of Unaudited Condensed Consolidated Income Statement (Extract) (Continued)

	Amounts as reported under U.S. GAAP	Consolidation and business combinations, and others (i)	Equity securities without readily determinable fair value (ii)	Equity method investments (iii)	Share-based awards (iv)	Operating leases (v)	Redeemable noncontrolling interests (vi)	Hyperinflation (vii)	Convertible unsecured senior notes and instruments in an entity's own equity (viii)	Amounts under IFRS
					(in millions of RMB)					
Revenue	495,447	—	—	—	—	—	—	1	—	495,448
Cost of revenue	(287,210)	—	—	—	(12)	304	—	(425)	—	(287,343)
Product development expenses	(32,096)	—	—	—	(7)	—	—	(15)	—	(32,118)
Sales and marketing expenses	(119,674)	—	—	—	(2)	1	—	(154)	—	(119,829)
General and administrative expenses	(14,778)	—	—	—	(14)	36	—	(5)	—	(14,761)
Amortization and impairment of intangible assets	(1,633)	173	—	—	—	—	—	67	—	(1,393)
Other gains (losses), net	297	—	—	—	—	—	—	(506)	—	(209)
Income from operations	40,353	173	—	—	(35)	341	—	(1,037)	—	39,795
Interest and investment income, net	37,468	—	(1,641)	210	—	61	10	16	(18,008)	18,116
Interest expense	(4,995)	(395)	—	—	—	(337)	1,536	(30)	—	(4,221)
Other income, net	1,329	7	—	—	—	—	—	396	—	1,732
Income tax expenses	(14,415)	(35)	39	1	60	(31)	—	(389)	—	(14,770)
Share of results of equity method investees	3,254	—	—	(79)	29	—	—	—	—	3,204
Net income	62,994	(250)	(1,602)	132	54	34	1,546	(1,044)	(18,008)	43,856
Net income attributable to noncontrolling interests	(1,326)	(65)	—	—	(3)	—	887	251	—	(256)
Reversal of accretion of mezzanine equity	2,438	—	—	—	—	—	(2,438)	—	—	—
Net income attributable to ordinary shareholders	**64,106**	**(315)**	**(1,602)**	**132**	**51**	**34**	**(5)**	**(793)**	**(18,008)**	**43,600**

Six months ended September 30, 2025

(i) Consolidation and business combinations

The Company consolidates an entity when the Company obtains control over the entity and deconsolidates the entity upon the loss of control. Under U.S. GAAP, control generally exists when the Company obtains a controlling financial interest over an entity, whereby the usual condition is ownership of over 50% of the voting shares. Under IFRS, de facto control exists when the Company has the practical ability to direct the relevant activities of the entity, even if the Company owns less than 50% of the voting shares.

The Company recognizes noncontrolling interests to reflect the portion of equity of a subsidiary that is not attributable to the Company. Under U.S. GAAP, noncontrolling interests are measured at fair value and full goodwill in relation to the acquiree is recognized in a business combination. Under IFRS, the Company can elect, on a transaction-by-transaction basis, to measure noncontrolling interests at the noncontrolling interests' proportionate share of the acquiree's net identifiable assets and partial goodwill is recognized to reflect the controlling interests only.

The Company recognizes an impairment loss when the Company determines that the carrying value of goodwill is not recoverable. Under U.S. GAAP, the impairment loss is measured by comparing the carrying value of the reporting unit, including goodwill, with its fair value. Under IFRS, the carrying value is compared with the recoverable amount, which is the higher of fair value less costs of disposal and value in use.

22. Reconciliations between U.S. GAAP and International Financial Reporting Standards (Continued)

(ii)   Equity securities without readily determinable fair value

Under U.S. GAAP, the Company can elect, on an instrument-by-instrument basis, to apply the measurement alternative to record the investments in equity securities without readily determinable fair values at cost, less impairment, with subsequent adjustments for observable price changes recognized in the unaudited condensed consolidated income statements. Under IFRS, these investments are measured at fair value with changes in fair value recognized in the unaudited condensed consolidated income statements.

(iii)   Equity method investments

The Company generally applies the equity method to account for equity investments over which it has significant influence. Under U.S. GAAP, significant influence is presumed to exist for an investment in limited partnership or unincorporated entity, unless the investment is so minor that the Company has virtually no influence over the entity's operating and financial policies. Under IFRS, significant influence is presumed to exist for an investment of over 20% of the voting rights of an entity.

The Company records its share of the post-acquisition results of its equity method investees and adjusts for the basis differences that exist between the carrying values of the equity method investments and the Company's proportionate share of the carrying value of the investee's net assets. Adjustments are made to the financial statements of the equity method investees prepared under U.S. GAAP in order to conform to the Company's accounting policies under IFRS and to reflect the basis differences of the equity method investments under IFRS, if different from those under U.S. GAAP.

(iv)   Share-based awards

The employees of the Company hold share-based awards relating to an equity method investee of the Company that were granted and will be settled by related parties or economic interest holders of the Company. Under U.S. GAAP, the cost related to these awards is recognized over the requisite service period, with subsequent changes in fair value of these awards recognized in the unaudited condensed consolidated income statements. Under IFRS, these awards are not considered as share based payments of the Company and the cost relating to these awards is not recognized.

The Company accounts for income tax effects of share-based awards that ordinarily give rise to tax deduction. Under U.S. GAAP, deferred taxes for these awards are measured based on share-based compensation expenses recognized in the unaudited condensed consolidated financial statements. Under IFRS, deferred taxes for these awards are measured based on future tax deduction estimated at the end of each reporting period.

(v)   Operating leases

Under U.S. GAAP, the amortization of right-of-use assets and the interest expense related to lease liabilities are recorded together as lease expense and recognized in the unaudited condensed consolidated income statements on a straight-line basis. Under IFRS, the right-of-use assets are amortized on a straight-line basis while the interest expense related to lease liabilities are recognized in the unaudited condensed consolidated income statements using effective interest method.

(vi)   Redeemable noncontrolling interests

Equity interests issued by certain subsidiaries of the Company are redeemable. Under U.S. GAAP, redeemable equity interests are classified as mezzanine equity if the redemption is outside the Company's control and as noncontrolling interests if equity interests issued by finite-lived subsidiaries are mandatorily redeemable only upon liquidation. Under IFRS, these redeemable equity interests are generally classified as financial liabilities.

ALIBABA GROUP HOLDING LIMITED
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 and 2025

22. Reconciliations between U.S. GAAP and International Financial Reporting Standards (Continued)

(vii)   Hyperinflation

Under U.S. GAAP, when the Company determines that a subsidiary is operating in a highly inflationary economy, the financial statements of this subsidiary are remeasured prospectively as if its functional currency was the functional currency of its immediate parent company. Under IFRS, the financial statements of the subsidiary operating in a highly inflationary economy are restated in terms of the measuring unit current at the end of the reporting period.

(viii)   Convertible unsecured senior notes and instruments in an entity's own equity

Certain unsecured senior notes issued by the Company are convertible into its ordinary shares. Under U.S. GAAP, these convertible notes are accounted for in entirety as liabilities measured at amortized cost with debt discounts and debt issuance costs amortized using the effective interest method. Under IFRS, these convertible notes that the Company can settle in cash at its election are accounted for as hybrid instruments, and the Company designates the hybrid instruments as financial liabilities measured at fair value with changes in fair value recognized in the unaudited condensed consolidated income statements, whereas changes in fair value attributed to credit risk recognized separately in other comprehensive income are insignificant. Furthermore, under IFRS, if the conversion options embedded in the convertible unsecured senior notes or the exchange options embedded in the exchangeable bonds are not classified as equity, the respective instruments are classified as current liabilities when the holders have the right to convert or exchange them within twelve months after the reporting period.

Under U.S. GAAP, for an instrument in an entity's own equity to be classified as equity, the instrument must be both (1) indexed to the entity's stock (commonly referred to as "fixed-for-fixed" test) and (2) classified in shareholders' equity, regardless of whether the instrument is a derivative under ASC 815. Under IFRS, a derivative in an entity's own equity may nonetheless be considered an equity instrument if the derivative meets the "fixed-for-fixed" test, whereas a non-derivative that includes no contractual obligation for the entity to deliver cash, financial asset or a variable number of its own equity instrument is recognized in shareholders' equity with no subsequent measurement. Besides, differences exist in the application of the "fixed-for-fixed" test between U.S. GAAP and IFRS. For example, settlement alternatives that may permit equity classification under U.S. GAAP typically result in an asset or a liability classification under IFRS. Consequently, depending on the specific terms and conditions, an instrument in an entity's own equity may be classified as equity under U.S. GAAP but as an asset or a liability measured at fair value, with changes in fair value recognized in the unaudited condensed consolidated income statement, under IFRS, or vice versa.



Alibaba Group Holding Limited


